FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For February 13, 2006
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.

                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form

                        20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [   ]                No  [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    ----------

                                  EXHIBIT INDEX


   Exhibit      Date            Description of Exhibit
   -------      ----            ----------------------

    1         2006/02/10        IIJ Announces Third Quarter Results for the Year
                                Ending March 31, 2006

    2         2006/02/10        IIJ Announces Revision of Target for the Fiscal
                                Year Ending March 31, 2006

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Internet Initiative Japan Inc.


Date:  February 13, 2006                By:/s/ Koichi Suzuki
                                           -------------------------------------
                                               Koichi Suzuki
                                               President, Chief Executive
                                               Officer and Representative
                                               Director

                                                                       Exhibit 1



       IIJ Announces Third Quarter Results for the Year Ending
       March 31, 2006; Steady Expansion of Revenues and Profits
                   from the Same Quarter Last Year


    TOKYO & NEW YORK--(BUSINESS WIRE)--Feb. 10, 2006--Internet Initiative Japan Inc. (Nasdaq: IIJI, Tokyo Stock Exchange Mothers:
3774) ("IIJ"), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced its financial results for the third quarter of the fiscal year ending March 31, 2006 ("FY2005").(1)

    Highlights of Third Quarter FY2005 Results

    -- Revenue totaled JPY 11,870 million ($100.7 million), an increase of 15.7% from 3Q04.

    -- Operating income was JPY 691 million ($5.9 million), an increase of 68.4% from 3Q04.

    -- Net income was JPY 1,189 million ($10.1 million), an increase of 80.3% from 3Q04.

    Target for FY2005(2)

    -- Due to the steady increase in outsourcing and systems integration ("SI") projects, we revise our revenue and net income targets for FY2005 that we announced on November 9, 2005. We are increasing our revenue target by 3.6% to JPY 48.0 billion and our net income target by 18.9% to JPY 4.4 billion. Our target for operating income remains unchanged.

    Overview of 3rd Quarter of FY2005 Financial Results and Business
Outlook(2)

    "In December 2005, we listed on the Mothers market of the Tokyo Stock Exchange ("TSE")," said Koichi Suzuki, President and CEO of IIJ. "Back in August 1999, we became the first Japanese company to list on NASDAQ without a domestic listing, and now six years later, we are very pleased to list in the market that also shares our major customer base. This marks the first quarterly financial results announcement since our listing in Japan, and we are quite satisfied with the continued progress that we have been making. For the quarter, we recorded significantly higher revenue and income compared to the same period last year. This was mainly due to continued revenue growth from outsourcing services and systems integration projects, and is largely a reflection of expanding corporate investment in Japan for information technology and network systems. We believe that this positive business climate will continue in the fourth quarter and as a result, we have raised our guidance accordingly."
    "During the quarter, we also experienced several significant business developments," continued Koichi Suzuki. "From a service standpoint, we enhanced our security service line-ups that cater to various corporate customers. In October 2005, we announced our plans to launch two main services. First, we introduced the "IBPS Database Security Assessment Service" to evaluate the vulnerability of internal corporate databases and to prevent the risk of tampering or information leaks. The second was the "IIJ DDoS Solution Service," which protects corporate network systems from large scale external cyber attacks. In November 2005, we introduced the "IIJ Quarantine Network Solution" service to check, isolate, treat, disinfect and delete any computer that is improperly connected to a corporate network. In addition, our SEIL Management Framework ("SMF"), a proprietary network management system that controls routers at customer sites from a central location, was steadily provided to more vendors, including Oki Electric Industry Co., Ltd. and NTT Communications Corporation, on an Original Equipment Manufacturing ("OEM") basis. As our progress with these developments demonstrates, we continue to try to increase revenues from higher-margin outsourcing services, such as our various value-added services, by adapting new technologies into products."
    "From a business standpoint, we are happy to report that we established a joint venture with Konami Corporation ("Konami") called "Internet Revolution Inc." (or "i-revo") that would operate comprehensive Internet portals. We will provide a safe and secure networking environment while Konami will use its expertise in digital entertainment content development to provide customers with what we believe will be an innovative new online experience."

    3rd Quarter FY2005 Financial Results

                       Operating Result Summary
                                                     (JPY in millions)
                                           3Q05      3Q04     YoY %
                                                              change
----------------------------------------------------------------------
Total Revenues                             11,870    10,261      15.7%
----------------------------------------------------------------------
Total Costs                                 9,652     8,486      13.7%
----------------------------------------------------------------------
SG&A Expenses and R&D                       1,527     1,365      11.9%
----------------------------------------------------------------------
Operating Income                              691       410      68.4%
----------------------------------------------------------------------
Income before Income Tax Expense            1,333       743      79.4%
----------------------------------------------------------------------
Net Income                                  1,189       660      80.3%
----------------------------------------------------------------------

    Revenues

    Revenues in 3Q05 totaled JPY 11,870 million, an increase of 15.7% from JPY 10,261 million in 3Q04.

    Revenues (JPY in millions)


                               Revenues
                                                     (JPY in millions)
                                           3Q05      3Q04     YoY %
                                                              change
----------------------------------------------------------------------
Total Revenues:                            11,870    10,261      15.7%
----------------------------------------------------------------------
Connectivity and Value-added Services       5,840     5,666       3.1%
----------------------------------------------------------------------
Systems Integration                         5,261     3,970      32.5%
----------------------------------------------------------------------
Equipment Sales                               769       625      23.0%
----------------------------------------------------------------------

    Connectivity and Value-added Services ("VAS") revenues were JPY 5,840 million in 3Q05, an increase of 3.1 % compared to 3Q04. The revenues from connectivity services decreased by JPY 234 million as a result of the reorganization of IIJ's group companies in October 2005. Asia Internet Holding Co., Ltd. ("AIH"), a former equity method investee, was merged into IIJ which eliminated the revenues related to the interconnection of Internet backbones with AIH. However, total connectivity and VAS revenues increased compared to 3Q04 due to a steady increase in revenues from value-added services, mainly for data center services, security services, e-mail solutions such as anti-spam, and the connection of multiple operational sites.
    SI revenues increased 32.5% to JPY 5,261 million in 3Q05 compared to 3Q04. The increase was mainly due to a steady increase in revenues from higher-margin outsourced operations, as well as an increase in revenues from one-time systems integration.
    Equipment sales revenues were JPY 769 million in 3Q05, an increase of 23.0% compared to 3Q04.

    Cost and expense

    Cost of revenues was JPY 9,652 million in 3Q05, an increase of 13.7% compared to 3Q04.

                           Cost of Revenues
                                                     (JPY in millions)
                                           3Q05      3Q04     YoY %
                                                              change
----------------------------------------------------------------------
Cost of Revenues:                           9,652     8,486      13.7%
----------------------------------------------------------------------
Connectivity and Value-added Services       5,035     4,874       3.3%
----------------------------------------------------------------------
Systems Integration                         3,910     3,031      29.0%
----------------------------------------------------------------------
Equipment Sales                               707       581      21.6%
----------------------------------------------------------------------

    Cost of Connectivity and VAS revenues was JPY 5,035 million in 3Q05, an increase of 3.3% compared to 3Q04.
    Cost of SI revenues was JPY 3,910 million in 3Q05, an increase of 29.0% compared to 3Q04. The increase was mainly due to an increase in purchase, outsourcing expenses and personnel expenses that were caused by an increase in systems integration projects.
    Cost of Equipment Sales revenues was JPY 707 million in 3Q05, an increase of 21.6% compared to 3Q04.
    Sales and marketing expenses were JPY 755 million in 3Q05, an increase of 10.4% compared to 3Q04. The increase was mainly due to an increase in personnel and advertising expenses.
    General and administrative expenses were JPY 739 million in 3Q05, an increase of 16.8% compared to 3Q04. The increase was mainly due to an increase in personnel expenses.

    Operating income

    Operating income was JPY 691 million in 3Q05, an increase of 68.4% compared to 3Q04. The increase was mainly due to the increase of the gross margin ratio by 1.4 points to 18.7%, reflecting the increase of revenues from higher-margin value-added services and systems integration projects.

    Other income and others

    Other income in 3Q05 was JPY 642 million, an increase from JPY 333 million in 3Q04. The increase was mainly due to an increase in gain from sale of available-for-sale securities and a decrease in interest expense caused by the redemption of convertible notes in March 2005. The income tax expense for 3Q05 was JPY 28 million. Equity in net income of equity method investees totaled to JPY 21 million in 3Q05.
    Net income was JPY 1,189 million in 3Q05, an increase of 80.3% compared to 3Q04. The increase was mainly due to an increase in operating income, and an increase in gain from sale of available-for-sale securities.

    3rd Quarter FY2005 Business Review

    Analysis by Service

    Connectivity and Value-added Services

    The number of contracts and contracted bandwidth for dedicated access services continued to increase steadily. The number of contracts for dedicated access services increased by 4,297 to 13,724 compared to 3Q04. As a result, the contracted bandwidth increased by 76.0Gbps to 185.5Gbps compared to 3Q04. For IP Service, the number of contracts for over 100Mbps increased, reflecting that a number of corporate customers increased their bandwidth.
    Dedicated access service revenues were JPY 2,580 million in 3Q05, a decrease of 7.2% compared to 3Q04, mainly due to a decrease in revenues by JPY 234 million that was caused by the reorganization of IIJ's group companies in October 2005 (AIH, a former equity method investee, was merged into IIJ and it eliminated the revenues related to the interconnection of Internet backbones with AIH), although the number of contracts for broadband services increased due to an increase of multi-site connection projects.
    Dial-up access service revenues were JPY 647 million in 3Q05, a decrease of 10.9% compared to 3Q04, mainly due to the decrease in revenues from services for individual customers, such as IIJ4U.
    VAS revenues were JPY 1,649 million in 3Q05, an increase of 29.2% compared to 3Q04. The increase was mainly due to a steady increase in revenues from data center-related services, server outsourcing such as e-mails, network outsourcing services such as SEIL, SMF for multi-site connection projects, and overall, was affected by an increase in corporate demand for outsourced operations.
    Other revenues were JPY 964 million in 3Q05, an increase of 9.3% compared to 3Q04. The increase was mainly due to a steady increase in revenues from Wide-area Ethernet Services.
    As a result, revenues from Internet connectivity and value-added services in 3Q05 were JPY 5,840 million, an increase of 3.1% compared to 3Q04. The gross margin of Internet connectivity and value-added services in 3Q05 was JPY 806 million, an increase of 1.7% compared to 3Q04. The gross margin ratio of Internet connectivity and value-added services in 3Q05 was 13.8% compared to 14.0% in 3Q04.

             Number of Contracts for Connectivity Services

                                           3Q05      3Q04      YoY
                                                              Change
----------------------------------------------------------------------
Dedicated Access Service Contracts         13,724     9,427     4,297
----------------------------------------------------------------------
    IP Service (Low Bandwidth:
     64kbps-768kbps)(3)                        51        67       (16)
----------------------------------------------------------------------
    IP Service (Medium Bandwidth:
     1Mbps-99Mbps)(3)                         645       609        36
----------------------------------------------------------------------
    IP Service (High Bandwidth:
     100Mbps-)                                145       103        42
----------------------------------------------------------------------
    IIJ T1 Standard and IIJ Economy           154       313      (159)
----------------------------------------------------------------------
    IIJ Data Center Connectivity Service      240       228        12
----------------------------------------------------------------------
    IIJ FiberAccess/F and IIJ DSL/F
    (Broadband Services)                   12,489     8,107     4,382
----------------------------------------------------------------------
Dial-up Access Service Contracts          647,464   708,517   (61,053)
----------------------------------------------------------------------
    Dial-up Access Services, under IIJ
     Brand                                 61,640    69,260    (7,620)
----------------------------------------------------------------------
    Dial-up Access Services, OEM(4)       585,824   639,257   (53,433)
----------------------------------------------------------------------
Total Contracted Bandwidth               185.5Gbps 109.5Gbps  76.0Gbps
----------------------------------------------------------------------

            Connectivity and VAS Revenue Breakdown and Cost
                                                     (JPY in millions)
                                           3Q05      3Q04     YoY %
                                                              Change
----------------------------------------------------------------------
Connectivity Service Revenues               3,227     3,508     (8.0%)
----------------------------------------------------------------------
  Dedicated Access Service Revenues         2,580     2,781     (7.2%)
----------------------------------------------------------------------
    IP Service (5)                          1,987     2,186     (9.1%)
----------------------------------------------------------------------
    IIJ T1 Standard and IIJ Economy            98       195    (49.8%)
----------------------------------------------------------------------
    IIJ FiberAccess/F and IIJ DSL/F
    (Broadband Services)                      495       400      23.5%
----------------------------------------------------------------------
  Dial-up Access Service Revenues             647       727    (10.9%)
----------------------------------------------------------------------
    Under IIJ Brand                           421       478    (11.9%)
----------------------------------------------------------------------
    OEM                                       226       249     (8.9%)
----------------------------------------------------------------------
VAS Revenues                                1,649     1,276      29.2%
----------------------------------------------------------------------
Other Revenues                                964       882       9.3%
----------------------------------------------------------------------
     Total Connectivity and VAS Revenues    5,840     5,666       3.1%
----------------------------------------------------------------------
Cost of Connectivity and VAS                5,035     4,874       3.3%
----------------------------------------------------------------------
Backbone Cost (included in the cost of
 Connectivity and VAS)                        884       858       3.0%
----------------------------------------------------------------------
Connectivity and VAS Gross Margin Ratio      13.8%     14.0%       --
----------------------------------------------------------------------

    Systems Integration

    Revenue from systems integration was JPY 5,261 million in 3Q05, an increase of 32.5% compared to 3Q04. The increase was mainly due to increased revenue from outsourced operations of JPY 2,821 million that will generate steady monthly recurring revenue, as well as an increase in revenues from one-time systems integration. Revenue from outsourced operations increased by 22.8% compared to 3Q04. The gross margin ratio for SI in 3Q05 increased by 2.0 points to 25.7% compared to 3Q04. The improvement in gross margin was mainly due to the increase in higher-margin outsourced operations.


            Systems Integration Revenue Breakdown and Cost
                                                     (JPY in millions)
                                           3Q05      3Q04     YoY %
                                                              Change
----------------------------------------------------------------------
Systems Integration Revenues                5,261     3,970      32.5%
----------------------------------------------------------------------
                     Systems Integration    2,440     1,672      46.0%
----------------------------------------------------------------------
                    Outsourced Operation    2,821     2,298      22.8%
----------------------------------------------------------------------
Cost of Systems Integration                 3,910     3,031      29.0%
----------------------------------------------------------------------
Systems Integration Gross Margin Ratio       25.7%     23.7%       --
----------------------------------------------------------------------

    Equipment Sales

    Revenue from equipment sales was JPY 769 million in 3Q05. The gross margin ratio for equipment sales in 3Q05 was 8.0%.

                   Equipment Sales Revenue and Cost
                                                     (JPY in millions)
                                           3Q05      3Q04     YoY %
                                                              change
----------------------------------------------------------------------
Equipment Sales Revenues                      769       625      23.0%
----------------------------------------------------------------------
Cost of Equipment Sales                       707       581      21.6%
----------------------------------------------------------------------
Equipment Sales Gross Margin Ratio            8.0%      7.0%       --
----------------------------------------------------------------------

    Other Financial Statistics

                      Other Financial Statistics
                                                     (JPY in millions)
                                           3Q05      3Q04     YoY %
                                                              change
----------------------------------------------------------------------
Adjusted EBITDA(6)                          1,751     1,508      16.1%
----------------------------------------------------------------------
CAPEX, including capital leases(7)          1,697     2,017    (15.9%)
----------------------------------------------------------------------
Depreciation and amortization(8)            1,060     1,116     (5.1%)
----------------------------------------------------------------------

    Reconciliation of Non-GAAP Financial Measures

    The following table summarizes the reconciliation of adjusted EBITDA to net income according to the consolidated statements of income that are prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP") and presented on page 10:

                            Adjusted EBITDA
                                                     (JPY in millions)
                                                     3Q05      3Q04
----------------------------------------------------------------------
Adjusted EBITDA                                       1,751     1,508
----------------------------------------------------------------------
Depreciation and Amortization(9)                     (1,060)   (1,098)
----------------------------------------------------------------------
Operating Income                                        691       410
----------------------------------------------------------------------
Other Income (Expenses)                                 642       333
----------------------------------------------------------------------
Income Tax Expense                                       28        39
----------------------------------------------------------------------
Minority Interests in Earnings of Subsidiaries         (137)      (43)
----------------------------------------------------------------------
Equity in Net Income (Loss) of Equity Method
 Investees                                               21        (1)
----------------------------------------------------------------------
Net Income (Loss)                                     1,189       660
----------------------------------------------------------------------

    The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment according to the consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP on page 12:

                                 CAPEX
                                                     (JPY in millions)
                                                     3Q05      3Q04
----------------------------------------------------------------------
Capital Expenditures                                  1,697     2,017
----------------------------------------------------------------------
Acquisition of Assets by Entering into
Capital Leases                                        1,308     1,911
----------------------------------------------------------------------
Purchase of Property and Equipment                      389       106
----------------------------------------------------------------------

    Target

    Our initial target for the annual fiscal year and the revised target are as follows:

                                                     (JPY in millions)
                                              Income from
                                               Operations
                                              before Income
                                              Tax Expense,
                                   Operating    Minority    Net Income
                          Revenues   Income   Interests and
                                              Equity in Net
                                              Income (Loss)
                                                of Equity
                                                 Method
                                                Investees
----------------------------------------------------------------------
Target Announced on
 November 9, 2005 (A)       46,330     2,320          3,990     3,700
----------------------------------------------------------------------
Target Revised (B)          48,000     2,320          4,800     4,400
----------------------------------------------------------------------
Change (B-A)                 1,670        --            810       700
----------------------------------------------------------------------
Change (%)                     3.6%       --           20.3%     18.9%
----------------------------------------------------------------------
(For Reference) Fiscal
 Year Ended March 31,
 2005                       41,703     1,248          3,149     2,906
----------------------------------------------------------------------

    The increase in our net income target is mainly due to the expected sale of available-for-sale securities. The resulting investment gains will be reflected in our net income.
    For the details on the revision of the target, please see the press release, "IIJ Announces Revision of Target for the Fiscal Year Ending March 31, 2006" that IIJ announced on February 10, 2006.

    Presentation

    On February 11, 2005, IIJ will post a presentation of its results on its website. For details, please access the following URL:
http://www.iij.ad.jp/en/IR/

    About Internet Initiative Japan Inc.

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI, Tokyo Stock Exchange Mothers: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

(1) Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. For all 3Q05 results, translations of Japanese yen amounts into US dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY 117.88 = US$1.00, the approximate exchange rate on December 31, 2005. 3Q04 figures have been restated to reflect the change in income tax expense (benefit) previously announced by IIJ in its press release dated April 11, 2005.

(2) This Overview and Business Outlook contains forward-looking statements and projections such as statements regarding FY2005 revenues and operating and net income that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information included in IIJ's annual report on Form 20-F, filed with the SEC on August 3, 2005, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 4Q05 earnings release, presently scheduled for release in May 2006.

(3) Including IPv6 Services.

(4) OEM services provided to other service providers.

(5) IP Service revenues includes revenues from Data Center
Connectivity Service.

(6) Please refer to the Reconciliation of Non-GAAP Financial Measures below.

(7) Please refer to the Reconciliation of Non-GAAP Financial Measures on the next page.

(8) Depreciation and amortization in 3Q04 includes amortization of issuance cost of convertible notes.

(9) Depreciation and amortization in 3Q04 excludes amortization of issuance cost of convertible notes that was included in other expenses.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2005 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Quarterly Consolidated Financial Statements
(From October 1, 2005 through December 31, 2005)

(1) Quarterly Consolidated Balance Sheets

                                As of December 31, 2005     As of March 31,
                                      (Unaudited)                 2005
-----------------------------------------------------------------------------
                              Thousands Thousands          Thousands
                               of U.S.     of Yen             of Yen
                              Dollars                  %                  %
-----------------------------------------------------------------------------
ASSETS
 CURRENT ASSETS:
   Cash and cash
    equivalents                109,607  12,920,492          5,286,477
  Accounts receivable,
   net of allowance
   for doubtful
   accounts of JPY
   17,268 thousand and
   JPY 41,400 thousand
   at December 31,
   2005 and March 31,
   2005, respectively           57,111   6,732,241          7,407,439
   Inventories                   5,995     706,657            140,096
   Prepaid expenses             10,523   1,240,384            604,935
   Other current
    assets                       1,082     127,593            108,228
                              -----------------------------------------------
     Total current
      assets                   184,318  21,727,367   49.4  13,547,175   36.5
 INVESTMENTS IN AND
  ADVANCES TO EQUITY
  METHOD INVESTEES,
  net of loan loss
  valuation allowance
  of JPY 31,378
  thousand and JPY
  31,378 thousand at
  December 31, 2005
  and March 31, 2005,
  respectively                   4,020     473,954    1.1     713,607    1.9
OTHER INVESTMENTS               74,220   8,749,015   19.9   9,930,781   26.8
PROPERTY AND
 EQUIPMENT--Net                 81,056   9,554,859   21.7   9,722,366   26.2
 INTANGIBLE ASSETS--
  Net                            5,363     632,224    1.5     561,211    1.5
 GUARANTEE DEPOSITS             17,798   2,098,008    4.8   2,050,665    5.5
 OTHER ASSETS, net of
  allowance for
  doubtful accounts of
  JPY 40,654 thousand
  and JPY 376,092
  thousand at December
  31, 2005 and March
  31, 2005,
  respectively                   6,080     716,725    1.6     590,666    1.6
                              -----------------------------------------------
 TOTAL                         372,855  43,952,152  100.0  37,116,471  100.0
                              -----------------------------------------------


                                As of December 31, 2005     As of March 31,
                                        (Unaudited)              2005
--------------------------------------------------------------------------------
                             Thousands Thousands of        Thousands of
                               of U.S.       Yen                 Yen
                              Dollars                    %                   %
--------------------------------------------------------------------------------
 LIABILITIES AND
  SHAREHOLDERS'
  EQUITY
 CURRENT
  LIABILITIES:
   Short-term
    borrowings                  43,860    5,170,216            4,724,633
   Payable under
    securities loan
    agreement                    9,577    1,128,960            1,729,520
   Long-term
    borrowings--
    current portion             20,266    2,388,977            2,736,056
   Capital lease
    obligations--
    current portion             23,973    2,825,959            2,774,974
   Accounts payable             34,745    4,095,648            4,860,733
   Accrued expenses              5,021      591,887              541,118
   Other current
    liabilities                 13,529    1,594,807              817,517
                             ---------------------------------------------------
     Total current
      liabilities              150,971   17,796,454    40.5   18,184,551   49.0
 LONG-TERM
  BORROWINGS                     8,487    1,000,363     2.3    1,529,963    4.1
 CAPITAL LEASE
  OBLIGATIONS
  --Noncurrent                  36,474    4,299,577     9.8    4,339,028   11.7
 ACCRUED RETIREMENT
  AND PENSION COSTS              1,722      203,022     0.5      143,346    0.4
 OTHER NONCURRENT
  LIABILITIES                    3,820      450,326     1.0      275,533    0.7
                             ---------------------------------------------------
   Total Liabilities           201,474   23,749,742    54.1   24,472,421   65.9
                             ---------------------------------------------------
 MINORITY INTEREST               9,776    1,152,396     2.6    1,028,977    2.8
 COMMITMENTS AND
  CONTINGENCIES                     --           --                   --
 SHAREHOLDERS'
  EQUITY:
  Common-stock--
   authorized,
   377,600 shares;
   issued and
   outstanding,
   204,300 shares at
   December 31,
   2005, authorized,
   377,600 shares;
   issued and
   outstanding,
   191,800 shares at
   March 31, 2005              142,805   16,833,847   38.3    13,765,372   37.1
  Additional paid-in
   capital                     225,647   26,599,217    60.5   23,637,628   63.7
  Accumulated
   deficit                    (268,255) (31,621,887)  (72.0) (34,434,052) (92.8)
  Accumulated other
   comprehensive
   income                       62,123    7,323,075    16.7    8,690,125   23.4
  Treasury stock--
   777 shares and
   602 shares held
   by an equity
   method investee
   at December 31,
   2005 and March
   31, 2005,
   respectively                   (715)     (84,238)   (0.2)     (44,000)  (0.1)
                             ---------------------------------------------------
    Total
     shareholders'
     equity                    161,605   19,050,014    43.3   11,615,073   31.3
                             ---------------------------------------------------
 TOTAL                         372,855   43,952,152   100.0   37,116,471  100.0
                             ---------------------------------------------------

(Note)

1) The translations of Japanese Yen amounts into U.S. dollar amounts with respect to December 31, 2005 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 117.88=$1, the appropriate rate of exchange on December 31, 2005.

2) IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers of shares of common stock authorized, and issued and outstanding, and shares held by an equity method investee in this table are calculated with the assumption that the stock split was made at the beginning of FY2004. IIJ issued 12,500 new shares of common stock for public offering when it listed on the Mothers market of TSE in December 2005.


(2) Quarterly Consolidated Statements of Income

                                             Three Months Ended
                                              December 31, 2005
                                                 (Unaudited)
----------------------------------------------------------------------
                                       Thousands Thousands     % of
                                        of U.S.     of Yen     total
                                        Dollars               revenues
----------------------------------------------------------------------
REVENUES:
  Connectivity and value-added
   services:
    Dedicated access                     21,884   2,579,659      21.7
    Dial-up access                        5,494     647,596       5.5
    Value-added services                 13,988   1,648,893      13.9
    Other                                 8,181     964,417       8.1
                                       -------------------------------
      Total                              49,547   5,840,565      49.2
  Systems integration                    44,629   5,260,867      44.3
  Equipment sales                         6,522     768,794       6.5
                                       -------------------------------
      Total revenues                    100,698  11,870,226     100.0
                                       -------------------------------
 COST AND EXPENSES:
  Cost of connectivity and value-added
   services                              42,713   5,034,990      42.4
  Cost of systems integration            33,172   3,910,321      32.9
  Cost of equipment sales                 5,998     707,030       6.0
                                       -------------------------------
      Total cost                         81,883   9,652,341      81.3
  Sales and marketing                     6,404     754,918       6.4
  General and administrative              6,269     738,931       6.2
  Research and development                  283      33,331       0.3
                                       -------------------------------
      Total cost and expenses            94,839  11,179,521      94.2
                                       -------------------------------
OPERATING INCOME                          5,859     690,705       5.8
                                       -------------------------------
OTHER INCOME (EXPENSES):
  Interest income                            15       1,795       0.0
  Interest expense                         (918)   (108,252)     (0.9)
  Foreign exchange losses                   (14)     (1,650)     (0.0)
  Gain on other investments--net          6,246     736,212       6.2
  Other--net                                116      13,693       0.1
                                       -------------------------------
    Other income (expenses)-- net         5,445     641,798       5.4
                                       -------------------------------
INCOME FROM OPERATIONS BEFORE INCOME
  TAX EXPENSE, MINORITY INTERESTS AND
  EQUITY IN NET INCOME (LOSS) OF
  EQUITY METHOD INVESTEES                11,304   1,332,503      11.2
                                       -------------------------------
INCOME TAX EXPENSE                          233      27,449       0.2
MINORITY INTERESTS IN (EARNINGS)
 LOSSES OF SUBSIDIARIES                  (1,164)   (137,167)     (1.2)
 EQUITY IN NET INCOME (LOSS) OF EQUITY
  METHOD INVESTEES                          178      20,964       0.2
                                       -------------------------------
NET INCOME                               10,085   1,188,851      10.0
----------------------------------------------------------------------


                                             Three Months Ended
                                              December 31, 2004
                                                 (Unaudited)
----------------------------------------------------------------------
                                       Thousands     % of       YoY
                                          of Yen     total       %
                                                    revenues
----------------------------------------------------------------------
REVENUES:
  Connectivity and value-added
   services:
    Dedicated access                    2,780,955      27.1      (7.2)
    Dial-up access                        726,798       7.1     (10.9)
    Value-added services                1,275,958      12.4      29.2
    Other                                 882,466       8.6       9.3
                                       -------------------------------
      Total                             5,666,177      55.2       3.1
  Systems integration                   3,969,610      38.7      32.5
  Equipment sales                         625,196       6.1      23.0
                                       -------------------------------
      Total revenues                   10,260,983     100.0      15.7
                                       -------------------------------
 COST AND EXPENSES:
  Cost of connectivity and value-added
   services                             4,873,759      47.5       3.3
  Cost of systems integration           3,030,666      29.5      29.0
  Cost of equipment sales                 581,368       5.7      21.6
                                       -------------------------------
      Total cost                        8,485,793      82.7      13.7
  Sales and marketing                     683,731       6.6      10.4
  General and administrative              632,874       6.2      16.8
  Research and development                 48,406       0.5     (31.1)
                                       -------------------------------
      Total cost and expenses           9,850,804      96.0      13.5
                                       -------------------------------
OPERATING INCOME                          410,179       4.0      68.4
                                       -------------------------------
OTHER INCOME (EXPENSES):
  Interest income                           1,942       0.0
  Interest expense                       (174,605)     (1.7)
  Foreign exchange losses                 (13,463)     (0.1)
  Gain on other investments--net          528,766       5.1
  Other--net                              (10,016)     (0.1)
                                       -------------------------------
    Other income (expenses)-- net         332,623       3.2      93.0
                                       -------------------------------
INCOME FROM OPERATIONS BEFORE INCOME
  TAX EXPENSE, MINORITY INTERESTS AND
  EQUITY IN NET INCOME (LOSS) OF
  EQUITY METHOD INVESTEES                 742,802       7.2      79.4
                                       -------------------------------
INCOME TAX EXPENSE                         39,436       0.4     (30.4)
MINORITY INTERESTS IN (EARNINGS)
 LOSSES OF SUBSIDIARIES                   (43,040)     (0.4)    218.7
 EQUITY IN NET INCOME (LOSS) OF EQUITY
  METHOD INVESTEES                           (795)      0.0  (2,737.0)
                                       -------------------------------
NET INCOME                                659,531       6.4      80.3
----------------------------------------------------------------------


                       Three Months Ended        Three Months Ended
                       December 31, 2005          December 31, 2004
                          (Unaudited)                (Unaudited)
----------------------------------------------------------------------
                 Thousands Thousands    % of   Thousands    % of   YoY
                  of U.S.     of Yen    total     of Yen    total   %
                  Dollars              revenues            revenues
----------------------------------------------------------------------
 WEIGHTED-AVERAGE
  NUMBER OF
  SHARES                      195,565             191,559
 WEIGHTED-AVERAGE
  NUMBER OF
  SHARES
  (INCLUDING
  POTENTIAL
  SHARES)                     196,132             191,559
 WEIGHTED-AVERAGE
  NUMBER OF ADS
  EQUIVALENTS              78,226,137          76,623,702
 WEIGHTED-AVERAGE
  NUMBER OF ADS
  EQUIVALENTS
  (INCLUDING
  POTENTIAL
  SHARES)                  78,452,932          76,623,702
 BASIC NET INCOME
  PER SHARE                     6,079               3,443
 DILUTED NET
  INCOME PER
  SHARE                         6,061               3,443
 BASIC NET INCOME
  PER ADS
  EQUIVALENT                    15.20                8.61
 DILUTED NET
  INCOME PER ADS
  EQUIVALENT                    15.15                8.61
----------------------------------------------------------------------

(Note)

1) The translations of Japanese Yen amounts into U.S. dollar amounts with respect to the three months ended December 31, 2005 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 117.88=$1, the appropriate rate of exchange on December 31, 2005.

2) IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The weighted-average numbers of shares of common stock in this table are calculated with the assumption that the stock split was made at the beginning of FY2004. IIJ issued 12,500 new shares of common stock for public offering when it listed on the Mothers market of TSE in December 2005. The numbers are calculated with the number of IIJ shares of common stock outstanding reduced by the number of IIJ's shares owned by IIJ's equity method investee multiplied by IIJ's percentage ownership in the equity method investee. All potential common shares are shares issuable upon exercise of stock options or conversion of convertible notes. Diluted net income per share are computed in consideration of a dilutive effect of the potential common shares.


(3) Quarterly Condensed Consolidated Statements of Cash Flows

                          Three Months Ended        Three Months Ended
                           December 31, 2005        December 31, 2004
                              (Unaudited)              (Unaudited)
----------------------------------------------------------------------
                    Thousands of   Thousands of Yen  Thousands of Yen
                     U.S. Dollars
----------------------------------------------------------------------
OPERATING
 ACTIVITIES:
  Net income               10,085        1,188,851            659,531
  Adjustments to
   reconcile net
   income to net
   cash provided by
   operating
   activities:
    Depreciation
     and
     amortization           8,991        1,059,859          1,116,447
    Provision for
     doubtful
     accounts                (137)         (16,180)           (18,455)
    Gains on other
     investments--
     net                   (6,245)        (736,212)          (527,300)
    Foreign
     exchange
     losses (gains)           (30)          (3,495)            14,912
    Equity in net
     income (loss)
     of equity
     method
     investees               (178)         (20,964)               795
    Minority
     interests in
     earnings of
     subsidiaries           1,164          137,167             43,040
    Deferred income
     tax expense               95           11,262                633
    Others                      1              138             53,395
  Changes in
   operating assets
   and liabilities:
    Decrease
     (increase) in
     accounts
     receivable              (234)         (27,566)           582,873
    Increase in
     inventories           (3,565)        (420,290)          (109,964)
    Decrease in
     accounts
     payable               (8,100)        (954,857)          (985,459)
    Others                  6,220          733,252           (199,860)
----------------------------------------------------------------------
     Net cash
      provided by
      operating
      activities            8,067          950,965            630,588
----------------------------------------------------------------------
INVESTING
 ACTIVITIES:
  Purchase of
   property and
   equipment               (3,300)        (389,008)          (105,946)
  Purchase of other
   investments             (2,385)        (281,181)            (4,854)
  Proceeds from
   sales of other
   investments              6,410          755,583            750,800
  Refund of
   guarantee
   deposits--net               22            2,655             31,162
  Acquisition of
   business                    --               --           (371,011)
  Other                       313           36,943             (1,029)
----------------------------------------------------------------------
     Net cash
      provided by
      investing
      activities            1,060          124,992            299,122
----------------------------------------------------------------------
FINANCING
 ACTIVITIES:
  Proceeds from
   issuance of
   long-term
   borrowings                  --               --          1,250,000
  Repayments of
   long-term
   borrowings              (1,774)        (209,133)           (58,179)
  Proceeds from
   securities loan
   agreement               18,346        2,162,640            722,800
  Repayments of
   securities loan
   agreement              (21,650)      (2,552,080)          (816,800)
  Principal
   payments under
   capital leases          (6,764)        (797,392)          (756,982)
  Net increase
   (decrease) in
   short-term
   borrowings               2,104          248,039           (906,360)
  Proceeds from
   issuance of
   common stock,
   net of issuance
   cost                    51,154        6,030,064                 --
----------------------------------------------------------------------
   Net cash
    provided by
    (used in)
    financing
    activities             41,416        4,882,138           (565,521)
----------------------------------------------------------------------

EFFECT OF EXCHANGE
 RATE CHANGES ON
 CASH                          76            8,901             (7,564)

NET INCREASE IN
 CASH AND CASH
 EQUIVALENTS               50,619        5,966,996            356,625
CASH AND CASH
 EQUIVALENTS,
 BEGINNING OF EACH
 PERIOD                    58,988        6,953,496         11,802,165
----------------------------------------------------------------------
CASH AND CASH
 EQUIVALENTS, END
 OF EACH PERIOD           109,607       12,920,492         12,158,790
----------------------------------------------------------------------

(Note)

1) The translations of Japanese Yen amounts into U.S. dollar amounts with respect to the three months ended December 31, 2005 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 117.88=$1, the appropriate rate of exchange on December 31, 2005.


Note: The following information is to disclose IIJ's financial results for the nine months ended December 31, 2005 in the form defined by the Tokyo Stock Exchange.

 Overview of Financial Results for the Nine Months Ended December 31,
                          2005 (Consolidated)

 (Prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"))

                                                     February 10, 2006

Company name Internet Initiative Japan Inc.
("IIJ", stock code number: 3774, the Mothers Market of the Tokyo Stock Exchange ("TSE"))
(URL http://www.iij.ad.jp/)

Contacts
Company representative:
Koichi Suzuki, President and Representative Director
Person-in-charge: Akihisa Watai, Director and CFO TEL:(03)-5259-6500

1. Items regarding Preparation of Quarterly Consolidated Financial
Results

(1) Standard used for preparation of the quarterly consolidated financial statements:
Standard for Preparation of Interim Consolidated Financial Statements

(2) Changes in accounting method from the most recent fiscal year: No

(3) Changes in scope of consolidation and equity method: Yes

On October 1, 2005, IIJ Media Communications Inc. ("IIJ-MC"), IIJ's former consolidated subsidiary, was merged into IIJ after a portion of IIJ-MC's business was transferred to IIJ Technology Inc., our consolidated subsidiary, on October 1, 2005. Asia Internet Holding Co., Ltd., IIJ's former equity method investee, became IIJ's wholly owned consolidated subsidiary, and was merged into IIJ on October 1, 2005. In each of the mergers, IIJ became the surviving company.

2. Overview of Financial Results for the Nine Months Ended December
31, 2005
(April 1, 2005 through December 31, 2005)

(1) Consolidated Results of Operations

                       (Amounts less than one million yen are rounded)
                                Total Revenues      Operating Income
----------------------------------------------------------------------
                             Millions of Yen    % Millions of Yen     %
Nine months ended December
 31, 2005                         33,679     14.4       1,445     144.1
Nine months ended December
 31, 2004                         29,448       --         592        --
----------------------------------------------------------------------
(For reference) Year ended
 March 31, 2005                   41,703                1,248
----------------------------------------------------------------------


                             Income before Income      Net Income
                                  Tax Expense
------------------------------------------------- --------------------
                             Millions of Yen    % Millions of Yen    %
Nine months ended December
 31, 2005                            3,111 307.4          2,812 332.2
Nine months ended December
 31, 2004                                 764 --               651 --
------------------------------------------------- --------------------
(For reference) Year ended
 March 31, 2005                            3,149                2,906
------------------------------------------------- --------------------


                                 Basic Net Income  Diluted Net Income
                                      per Share         per Share
----------------------------------------------------------------------
                                        Yen                Yen
Nine months ended December 31,
 2005                                       14,580             14,559
Nine months ended December 31,
 2004                                        3,397              3,397
----------------------------------------------------------------------
(For reference) Year ended March
 31, 2005                                   15,172             15,172
----------------------------------------------------------------------

(Notes)

1) Equity in net income (loss) of equity method investees was equity in net income of JPY 53 million, equity in net income of JPY 4 million and equity in net loss of JPY 33 million for the nine months ended December 31, 2005, the nine months ended December 31, 2004 and the year ended March 31, 2005, respectively.

2) The weighted-average number of shares of common stock outstanding (consolidated) was 192,872, 191,559 and 191,559 for the nine months ended December 31, 2005, the nine months ended December 31, 2004 and the year ended March 31, 2005, respectively. IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers are calculated with the assumption that the stock spilt was made at the beginning of the year ended March 31, 2005. IIJ issued 12,500 new shares of common stock for public offering when it listed on the Mothers market of TSE in December 2005. The numbers are calculated with the number of IIJ shares of common stock outstanding deducted by the number of IIJ's shares owned by IIJ's equity method investee multiplied by IIJ's ownership in the equity method investee.

3) The percentage figures for the total revenues, operating income and others for the nine months ended December 31, 2005 show an increase or decrease compared to the same quarter in the last fiscal year. As IIJ began to prepare the financial statements as required by TSE for the nine months ended December 31, 2004, IIJ does not show the percentage figures for the total revenues, operating income and others for the nine months ended December 31, 2004.

4) The potential shares did not have a dilutive effect for the nine months ended December 31, 2004 and the year ended March 31, 2005.

5) In this document, income before income tax expense represents income from operations before income tax expense, minority interests and equity in net income (loss) of equity method investees in IIJ's consolidated financial statements.

    (Qualitative Information Regarding Consolidated Results of
Operations)

    (1) Overview of Results of Operations

    For the nine months ended December 31, 2005, large-sized companies and public organizations in Japan, which are IIJ Group's principal customers, increasingly used Internet-related technologies for their internal corporate networks or business systems. At the same time, business network traffic has increased and corporate networks have become increasingly complex. IIJ Group continued to capture the demand for network outsourcing from these customers and provide highly reliable total network solutions.
    As a result, revenues through the nine months ended December 31, 2005 totaled JPY 33,679 million, an increase of 14.4% compared to the nine months ended December 31, 2004, operating income totaled JPY 1,445 million, an increase of 144.1% compared to the nine months ended December 31, 2004, income before income tax expense totaled JPY 3,111 million, an increase of 307.4% compared to the nine months ended December 31, 2004, and net income totaled JPY 2,812 million, an increase of 332.2% compared to the nine months ended December 31, 2004.

    Results of operations by service are as follows:

    a) Internet Connectivity and Value-added Services ("VAS")

    Dedicated access service revenues were JPY 8,022 million, a decrease of 6.0% compared to the nine months ended December 31, 2004. A number of corporate customers have increased their bandwidth and the number of contracts of broadband services increased with an increase of multi-site connection projects. However, the revenues decreased mainly due to a decrease of JPY 234 million due to the reorganization of IIJ's group companies in October 2005 (Asia Internet Holding Co., Ltd. ("AIH"), a former equity method investee, was merged into IIJ and it ceased the revenues related to the interconnection of Internet backbones with AIH), and a decrease of a unit price per connection speed.
    Dial-up access service revenues were JPY 2,029 million, a decrease of 8.6% compared to the nine months ended December 31, 2004. The decrease was mainly due to the decreasing trend of revenues from services for individual customers, such as IIJ4U.
    VAS revenues were JPY 4,495 million, an increase of 22.1% compared to the nine months ended December 31, 2004. The increase was mainly due to a steady increase in revenues from data center-related services, e-mail solutions such as anti-spam, network outsourcing services such as SEIL, SMF for multi-site connection projects, and overall, was favorably affected by an increase in corporate demand for outsourced operations.
    Other revenues were JPY 2,828 million, an increase of 29.1% compared to the nine months ended December 31, 2004, due to an increase in revenues from Wide-area Ethernet Services.
    As a result, revenues from Internet connectivity and VAS in the nine months ended December 31, 2005 were JPY 17,374 million, an increase of 4.5% compared to the nine months ended December 31, 2004. The gross margin of Internet connectivity and VAS was JPY 2,387 million, an increase of 10.6% compared to the nine months ended December 31, 2004 and the gross margin ratio was 13.7%, an improvement of 0.7 points compared to the nine months ended December 31, 2004, which was mainly due to an increase in revenues from the higher-margin VAS and a decrease of backbone costs.

(Connectivity and VAS Revenue Breakdown and Cost)

                        Nine Months Ended  Nine Months Ended  YoY %
                        December 31, 2005  December 31, 2004  Change
----------------------------------------------------------------------
                         Millions of Yen    Millions of Yen          %
----------------------------------------------------------------------
Connectivity Service
 Revenues                          10,051            10,750     (6.5%)
----------------------------------------------------------------------
  Dedicated Access
   Service Revenues                 8,022             8,532     (6.0%)
----------------------------------------------------------------------
    IP Service 1)                   6,275             6,687     (6.2%)
----------------------------------------------------------------------
    IIJ T1 Standard and
     IIJ Economy                      345               698    (50.5%)
----------------------------------------------------------------------
    IIJ FiberAccess/F
     and IIJ DSL/F
    (Broadband Services)            1,402             1,147      22.2%
----------------------------------------------------------------------
  Dial-up Access Service
   Revenues                         2,029             2,219     (8.6%)
----------------------------------------------------------------------
    Under IIJ Brand 2)              1,343             1,488     (9.7%)
----------------------------------------------------------------------
    OEM 3)                            686               731     (6.2%)
----------------------------------------------------------------------
VAS Revenues                        4,495             3,683      22.1%
----------------------------------------------------------------------
Other Revenues                      2,828             2,190      29.1%
----------------------------------------------------------------------
    Total Connectivity
     and VAS Revenues              17,374            16,624       4.5%
----------------------------------------------------------------------
Cost of Connectivity and
 VAS                               14,987            14,465       3.6%
----------------------------------------------------------------------
Backbone Cost (included
 in the cost of
 Connectivity and VAS)              2,594             2,720     (4.6%)
----------------------------------------------------------------------
Connectivity and VAS
 Gross Margin Ratio                  13.7%             13.0%       --
----------------------------------------------------------------------

(Notes)

1) IP Service revenues includes revenues from Data Center Connectivity
Service.

2) Dial-up Access Service revenues are the revenues from Dial-up Access Services for corporate and individual customers, including customers using the services with ADSL or FTTH for local accesses as options. Dial-up Access Services for individual customers are mainly IIJ4U and IIJmio.

3) OEM services are services provided to other service providers.

    b) Systems integration ("SI")

    Systems integration revenues in the nine months ended December 31, 2005 were JPY 14,263 million, an increase of 35.8% compared to the nine months ended December 31, 2004. The increase is mainly due to an increase of 44.6% to JPY 8,225 million in revenues from outsourced operation that will generate steady monthly recurring revenues compared to the nine months ended December 31, 2004, as well as an increase in revenues from one-time systems integration. The gross margin ratio for SI in the nine months ended December 31, 2005 increased by 2.5 points to 24.7% compared to the nine months ended December 31, 2004. The improvement in gross margin was mainly due to the increase in higher-margin outsourced operations.

(Systems Integration Revenue Breakdown and Cost)

                         Nine Months Ended Nine Months Ended  YoY %
                         December 31, 2005 December 31, 2004  Change
----------------------------------------------------------------------
                          Millions of Yen   Millions of Yen     %
----------------------------------------------------------------------
SI Revenues                        14,263            10,502      35.8%
----------------------------------------------------------------------
      Systems Integration           6,038             4,812      25.5%
----------------------------------------------------------------------
     Outsourced Operation           8,225             5,690      44.6%
----------------------------------------------------------------------
Cost of SI                         10,739             8,170      31.5%
----------------------------------------------------------------------
SI Gross Margin Ratio                24.7%             22.2%       --
----------------------------------------------------------------------

    c) Equipment sales

    Equipment sales revenues in the nine months ended December 31, 2005 were JPY 2,043 million. The gross margin ratio was 6.2%.

(Equipment Sales Revenue and Cost)

                         Nine Months Ended Nine Months Ended  YoY %
                         December 31, 2005 December 31, 2004  Change
----------------------------------------------------------------------
                          Millions of Yen   Millions of Yen     %
----------------------------------------------------------------------
Equipment Sales Revenues            2,043             2,322    (12.0%)
----------------------------------------------------------------------
Cost of Equipment Sales             1,917             2,148    (10.8%)
----------------------------------------------------------------------
Equipment Sales Gross
 Margin Ratio                         6.2%              7.5%       --
----------------------------------------------------------------------

    (2) Changes in Consolidated Financial Position

(Amounts less than one million yen are rounded)

                                                Equity-  Shareholders'
                    Total Assets Shareholders'    to-     Equity per
                                     Equity     Assets       Share
                                                 Ratio
----------------------------------------------------------------------
                    Millions of  Millions of
                         Yen          Yen          %          Yen
----------------------------------------------------------------------
As of December 31,
 2005                    43,952        19,050      43.3        93,387
----------------------------------------------------------------------
As of December 31,
 2004                    45,259        10,362      22.9        54,094
----------------------------------------------------------------------
(For reference) As
 of March 31, 2005       37,116        11,615      31.3        60,634
----------------------------------------------------------------------

(Note)

The number of shares of common stock outstanding (consolidated) was 203,989, 191,559 and 191,559 as of December 31, 2005, December 31,
2004 and March 31, 2005, respectively. IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers are calculated with the assumption that the stock spilt had been made at the beginning of the year ended March 31, 2005. IIJ issued 12,500 new shares of common stock for public offering when it listed on the Mothers market of TSE in December 2005. The numbers are calculated with the number of IIJ shares of common stock outstanding reduced by the number of IIJ's shares owned by IIJ's equity method investee multiplied by IIJ's percentage ownership in the equity method investee.


(3) Consolidated Cash Flows

                       (Amounts less than one million yen are rounded)
                       Net cash    Net cash    Net cash    Cash and
                       provided    provided    provided       cash
                          by          by       by (used    equivalents
                       operating   investing      in)      at end of
                       activities  activities  financing     period
                                               activities
----------------------------------------------------------------------
                      Millions of Millions of Millions of Millions of
                          Yen         Yen         Yen          Yen
----------------------------------------------------------------------
Nine months ended
 December 31, 2005         3,948         971       2,685       12,920
----------------------------------------------------------------------
Nine months ended
 December 31, 2004         2,697         127      (2,969)      12,159
----------------------------------------------------------------------
(For reference) Year
 ended March 31, 2005      5,238       1,974     (14,213)       5,286
----------------------------------------------------------------------

(Note)

As for the cash flows, the effect of exchange rate changes on cash was JPY 30 million, JPY 19 million and JPY 2 million for the nine months ended December 31, 2005, the nine months ended December 31, 2004 and the year ended March 31, 2005, respectively.

    (Qualitative Information Regarding Changes in Consolidated
Financial Position)
    The balance of cash and cash equivalents as of December 31, 2005 was JPY 12,920 million.

    (Net cash provided by operating activities)

    Net cash provided by operating activities increased by JPY 1,250 million to JPY 3,948 million from the nine months ended December 31, 2004. The factors to change the net cash provided by operating activities were mainly an increase in operating income caused by an increase in revenues from higher-margin VAS revenues, a decrease in backbone costs and an increase in revenues from higher-margin outsourced operations.

    (Net cash provided by investing activities)

    Net cash provided by investing activities increased by JPY 844 million to JPY 971 million from the nine months ended December 31, 2004. Purchases of property and equipment of JPY 717 million and short-term and other investments of JPY 581 million partly offset proceeds of JPY 2,252 million from sales and redemption of short-term and other investments.

    (Net cash provided by (used in) financing activities)

    Net cash provided by financing activities increased to JPY 2,685 million from net cash used in financing activities of JPY 2,969 million in the nine months ended December 31, 2004. Repayments of long-term borrowings of JPY 1,877 million, repayments of securities loan agreement of JPY 4,498 million and principal payments under capital leases of JPY 2,313 million partly offset proceeds from issuance of common stock when IIJ listed on the Mothers market of TSE of JPY 6,030 million, proceeds from issuance of long-term borrowings of JPY 1,000 million and proceeds from securities loan agreement of JPY 3,897 million.

3. Target of Consolidated Financial Results for the Year Ending March
31, 2006
(April 1, 2005 through March 31, 2006)

                       (Amounts less than one million yen are rounded)
                        Total    Operating  Income before
                       Revenues    Income     Income Tax    Net Income
                                                Expense
----------------------------------------------------------------------
                      Millions   Millions      Millions     Millions
                        of Yen     of Yen       of Yen        of Yen
----------------------------------------------------------------------
Year ending March 31,
 2006                    48,000      2,320           4,800      4,400
----------------------------------------------------------------------

(Reference) Net income per share for the year ending March 31, 2006, based on the target above: JPY 21,537

(Notes)

1) IIJ conducted a 1 for 5 stock split effective on October 11, 2005. IIJ issued 12,500 new shares of common stock for public offering when it listed on the Mothers market of TSE in December 2005. The target for net income per share above is calculated using the 204,300 shares outstanding at the end of the nine months ended December 31, 2005.

2) Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues and operating and net profitability of the year ending March 31, 2006, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

    (Qualitative Information regarding Targets for Consolidated
Financial Results)
    IIJ revised its target for consolidated and non-consolidated financial results for the year ending March 31, 2006 that we announced on November 9, 2005, based on the financial results for the nine months ended December 31, 2005. The revised target for the consolidated financial results for the year ending March 31, 2006 are as the above.
    Along with a trend of increasing corporate spending related to information networks reflecting steady corporate earnings and the recovery of Japan's economy, the total revenues in the consolidated financial results for the year ending March 31, 2006 are expected to be higher than the target that we announced in November 2005. The income before income tax expense and net income in the consolidated financial results for the year ending March 31, 2006 are expected to be higher than the target that we announced in November 2005, mainly due to the expectedly increasing gains from sale of available-for-sale securities reflected by the recovering securities market.
    For details, please see the press release, "IIJ Announces Revision of Target for the Fiscal Year Ending March 31, 2006" that IIJ announced on February 10, 2006.

    CONTACT: Internet Initiative Japan Inc.
             IIJ Corporate Communications
             Taisuke ONO or Naoshi YONEYAMA, +81-3-5259-6500 ir@iij.ad.jp http://www.iij.ad.jp/

4. Quarterly Consolidated Financial Statements
   (Unaudited, from April 1, 2005 through December 31, 2005)

(1)  Quarterly Consolidated Balance Sheets

                                                                                                     As of               As of
                                                                  As of December 31, 2005      December 31, 2004    March 31, 2005
------------------------------------------------------------------------------------------------------------------------------------
                                                              Thousands
                                                               of U.S.     Thousands           Thousands           Thousands
                                                       Note    Dollars      of Yen        %      of Yen       %      of Yen      %
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                     109,607   12,920,492           12,158,790           5,286,477
  Accounts receivable, net of allowance for doubtful
   accounts of JPY 17,268 thousand, JPY 20,975
   thousand and JPY 41,400 thousand at December 31,
   2005, December 31, 2004 and March 31, 2005,
   respectively                                           3      57,111    6,732,241            6,231,361           7,407,439
  Inventories                                                     5,995      706,657              372,144             140,096
  Prepaid expenses                                               10,523    1,240,384              989,003             604,935
  Other current assets                                            1,082      127,593              334,169             108,228
                                                             ------------------------         ------------        ------------
    Total current assets                                        184,318   21,727,367    49.4   20,085,467   44.4   13,547,175  36.5
INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEES,
 net of loan loss valuation allowance of JPY 31,378
 thousand, JPY 23,900 thousand and JPY 31,378 thousand
 at December 31, 2005, December 31, 2004 and March 31,
 2005, respectively                                       3       4,020      473,954     1.1      759,585    1.7      713,607   1.9
OTHER INVESTMENTS                                      2, 5      74,220    8,749,015    19.9   11,072,053   24.4    9,930,781  26.8
PROPERTY AND EQUIPMENT --Net                              4      81,056    9,554,859    21.7   10,003,936   22.1    9,722,366  26.2
INTANGIBLE ASSETS--Net                                            5,363      632,224     1.5      576,689    1.3      561,211   1.5
GUARANTEE DEPOSITS                                     4, 5      17,798    2,098,008     4.8    2,050,305    4.5    2,050,665   5.5
OTHER ASSETS, net of allowance for doubtful accounts
 of JPY 40,654 thousand, JPY 320,883 thousand and JPY
 376,092 thousand at December 31, 2005, December 31,
 2004 and March 31, 2005 respectively                             6,080      716,725     1.6      711,335    1.6      590,666   1.6
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                           372,855   43,952,152   100.0   45,259,370  100.0   37,116,471 100.0
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                     As of               As of
                                                                  As of December 31, 2005      December 31, 2004    March 31, 2005
------------------------------------------------------------------------------------------------------------------------------------
                                                              Thousands
                                                               of U.S.     Thousands           Thousands           Thousands
                                                       Note    Dollars      of Yen        %      of Yen       %      of Yen      %
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings                                   5      43,860    5,170,216            4,825,844           4,724,633
  Payable under securities loan agreement                 5       9,577    1,128,960              722,800           1,729,520
  Long-term borrowings --current portion                  5      20,266    2,388,977            2,185,094           2,736,056
  Convertible notes                                       5          --           --           11,088,000                  --
  Capital lease obligations--current portion              4      23,973    2,825,959            2,784,469           2,774,974
  Accounts payable                                        3      34,745    4,095,648            3,566,158           4,860,733
  Accrued expenses                                                5,021      591,887              665,821             541,118
  Other current liabilities                                      13,529    1,594,807              780,267             817,517
                                                             ------------------------         ------------        ------------
    Total current liabilities                                   150,971   17,796,454    40.5   26,618,453   58.8   18,184,551  49.0
LONG-TERM BORROWINGS                                      5       8,487    1,000,363     2.3    2,389,339    5.3    1,529,963   4.1
CAPITAL LEASE OBLIGATIONS --Noncurrent                    4      36,474    4,299,577     9.8    4,459,352    9.8    4,339,028  11.7
ACCRUED RETIREMENT AND PENSION COSTS                              1,722      203,022     0.5      120,732    0.3      143,346   0.4
OTHER NONCURRENT LIABILITIES                                      3,820      450,326     1.0      320,393    0.7      275,533   0.7
                                                             ------------------------         ------------        ------------
  Total Liabilities                                             201,474   23,749,742    54.1   33,908,269   74.9   24,472,421  65.9
                                                             ------------------------         ------------        ------------
MINORITY INTEREST                                                 9,776    1,152,396     2.6      988,964    2.2    1,028,977   2.8
COMMITMENTS AND CONTINGENCIES                          3, 6          --           --                   --                  --
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                     As of               As of
                                                                  As of December 31, 2005      December 31, 2004    March 31, 2005
------------------------------------------------------------------------------------------------------------------------------------
                                                              Thousands
                                                               of U.S.     Thousands           Thousands           Thousands
                                                       Note    Dollars      of Yen        %      of Yen       %      of Yen      %
------------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Common-stock--
 authorized, 377,600 shares; issued and outstanding,
 204,300 shares at December 31, 2005, authorized,
 377,600 shares; issued and outstanding, 191,800
 shares at December 31, 2004 and March 31, 2005                 142,805   16,833,847    38.3   13,765,372   30.4   13,765,372  37.1
Additional paid-in capital                                      225,647   26,599,217    60.5   23,637,628   52.2   23,637,628  63.7
Accumulated deficit                                            (268,255) (31,621,887)  (72.0) (36,689,673) (81.0) (34,434,052)(92.8)
Accumulated other comprehensive income                           62,123    7,323,075    16.7    9,692,810   21.4    8,690,125  23.4
Treasury stock--777 shares, 602 shares and 602 shares
 held by an equity method investee at December 31,
 2005, December 31, 2004 and March 31, 2005                        (715)     (84,238)   (0.2)     (44,000)  (0.1)     (44,000) (0.1)
                                                             ------------------------         ------------        ------------
 Total shareholders' equity                                     161,605   19,050,014    43.3   10,362,137   22.9   11,615,073  31.3
                                                             ------------------------         ------------        ------------
TOTAL                                                           372,855   43,952,152   100.0   45,259,370  100.0   37,116,471 100.0
                                                             ------------------------         ------------        ------------
------------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements for the nine months ended December 31, 2005.

(Note)

1) The translations of Japanese Yen amounts into U.S. dollar amounts with respect to December 31, 2005 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 117.88=$1, the appropriate rate of exchange on December 31, 2005.

(2) Quarterly Consolidated Statements of Income
---------------------------------------------------------------------------------------------------------------------------------
                                                             Nine Months Ended          Nine Months Ended        Year Ended
                                                             December 31, 2005          December 31, 2004       March 31, 2005
---------------------------------------------------------------------------------------------------------------------------------
                                                      Thousands                % of                 % of                  % of
                                                        of U.S.   Thousands    total   Thousands     total   Thousands     total
                                                Note   Dollars     of Yen    revenues    of Yen    revenues    of Yen    revenues
---------------------------------------------------------------------------------------------------------------------------------
REVENUES:                                          3
  Connectivity and value-added services:
   Dedicated access                                     68,051    8,021,884             8,531,798            11,372,701
   Dial-up access                                       17,210    2,028,705             2,218,688             2,936,973
   Value-added services                                 38,135    4,495,343             3,682,914             5,004,730
   Other                                                23,988    2,827,742             2,190,473             3,169,413
                                                      ----------------------          ------------          ------------
      Total                                            147,384   17,373,674            16,623,873            22,483,817
  Systems integration                                  120,992   14,262,542            10,501,959            15,853,824
  Equipment sales                                       17,331    2,042,933             2,322,386             3,364,926
                                                      ----------------------          ------------          ------------
    Total revenues                                     285,707   33,679,149    100.0   29,448,218    100.0   41,702,567    100.0
                                                      ----------------------          ------------          ------------
COST AND EXPENSES:
  Cost of connectivity and value-added services  3,4   127,136   14,986,811            14,465,368            19,483,890
  Cost of systems integration                           91,104   10,739,357             8,169,863            12,200,137
  Cost of equipment sales                               16,261    1,916,824             2,147,704             3,111,369
                                                      ----------------------          ------------          ------------
     Total cost                                        234,501   27,642,992     82.1   24,782,935     84.2   34,795,396     83.4
  Sales and marketing                                   19,700    2,322,281      6.9    2,058,342      7.0    2,794,561      6.7
  General and administrative                            18,256    2,152,014      6.4    1,866,051      6.3    2,665,980      6.4
  Research and development                                 994      117,182      0.3      149,011      0.5      198,979      0.5
                                                      ----------------------          ------------          ------------
    Total cost and expenses                            273,451   32,234,469     95.7   28,856,339     98.0   40,454,916     97.0
                                                      ----------------------          ------------          ------------
OPERATING INCOME                                        12,256    1,444,680      4.3      591,879      2.0    1,247,651      3.0
                                                      ----------------------          ------------          ------------
OTHER INCOME (EXPENSES):
  Interest income                                           82        9,669                 8,655                12,877
  Interest expense                                      (2,750)    (324,165)             (506,163)             (685,857)
  Foreign exchange gains (losses)                           28        3,313                (2,168)                5,958
  Gain on other investments--net                   2    15,991    1,885,009               596,721             2,439,330
  Gain arising from issuance of equity method
   investee's share                                         --           --                25,933                25,933
  Other--net                                               788       92,822                48,757               102,616
                                                      ----------------------          ------------          ------------
    Other income (expenses)--net                        14,139    1,666,648      4.9      171,735      0.6    1,900,857      4.6
                                                      ----------------------          ------------          ------------
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                                             Nine Months Ended          Nine Months Ended        Year Ended
                                                             December 31, 2005          December 31, 2004       March 31, 2005
---------------------------------------------------------------------------------------------------------------------------------
                                                      Thousands                % of                 % of                  % of
                                                        of U.S.   Thousands    total   Thousands     total   Thousands     total
                                                Note   Dollars     of Yen    revenues    of Yen    revenues    of Yen    revenues
---------------------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS BEFORE INCOME TAX
 EXPENSE, MINORITY INTERESTS AND EQUITY IN NET
 INCOME (LOSS) OF EQUITY METHOD INVESTEES               26,395    3,111,328      9.2      763,614      2.6    3,148,508      7.6
INCOME TAX EXPENSE                                         929      109,460      0.3       70,031      0.2       99,870      0.2
MINORITY INTERESTS IN EARNINGS OF SUBSIDIARIES          (2,060)    (242,799)    (0.7)     (46,693)    (0.2)    (109,161)    (0.3)
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD
 INVESTEES                                         3       450       53,096      0.1        3,758      0.0      (33,208)    (0.1)
                                                      ----------------------          ------------          ------------
  NET INCOME                                            23,856    2,812,165      8.3      650,648      2.2    2,906,269      7.0
                                                      ----------------------          ------------          ------------
                                                      ----------------------          ------------          ------------
BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES
 OUTSTANDING                                                        192,872               191,559               191,559
                                                      ----------------------          ------------          ------------
DILUTED WEIGHTED-AVERAGE NUMBER OF COMMON SHARES
 OUTSTANDING                                                        193,161               191,559               191,559
                                                      ----------------------          ------------          ------------
BASIC NET INCOME PER COMMON SHARE                                    14,580                 3,397                15,172
                                                      ----------------------          ------------          ------------
DILUTED NET INCOME PER COMMON SHARE                                  14,559                 3,397                15,172
                                                      ----------------------          ------------          ------------
---------------------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements for the nine months ended December 31, 2005.

(Note)

1) The translations of Japanese Yen amounts into U.S. dollar amounts with respect to the nine months ended December 31, 2005 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 117.88=$1, the appropriate rate of exchange on December 31, 2005.

3) Quarterly Consolidated Statements of Shareholders' Equity

Consolidated statements of shareholders' equity for the nine months ended December 31, 2005
(in Japanese Yen)
----------------------------------------------------------------------------------------------------------------------
                              Shares of
                               Common
                                Stock
                             Outstanding                                          Accumulated
                             (Including                Additional                    Other
                              Treasury      Common      Paid-in    Accumulated   Comprehensive  Treasury
                                Stock)       Stock      Capital       Deficit       Income        Stock      Total
----------------------------------------------------------------------------------------------------------------------
                                Shares                           Thousand of Yen
----------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 1, 2005           38,360   13,765,372   23,637,628  (34,434,052)     8,690,125    (44,000)  11,615,073
Net income                                                           2,812,165                              2,812,165
Other comprehensive loss,
 net of tax                                                                        (1,367,050)             (1,367,050)
                                                                                                          ------------
Total comprehensive income                                                                                  1,445,115
Stock split                     153,440
Issuance of common stock         12,500    3,068,475    2,961,589                                           6,030,064
Purchase of common stock by
 an equity method investee                                                                       (40,238)     (40,238)
                             -----------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2005      204,300   16,833,847   26,599,217  (31,621,887)     7,323,075    (84,238) (19,050,014)
                             -----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Consolidated statements of shareholders' equity for the nine months ended December 31, 2005
(in U.S. dollars)
----------------------------------------------------------------------------------------------------------------------
                              Shares of
                               Common
                                Stock
                             Outstanding                                          Accumulated
                             (Including                Additional                    Other
                              Treasury      Common      Paid-in    Accumulated   Comprehensive  Treasury
                                Stock)       Stock      Capital       Deficit       Income        Stock      Total
----------------------------------------------------------------------------------------------------------------------
                               Shares                          Thousand of U.S.dollars
----------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 1, 2005           38,360      116,774      200,523     (292,111)        73,720       (373)      98,533
Net income                                                              23,856                                 23,856
Other comprehensive loss,
 net of tax                                                                           (11,597)                (11,597)
                                                                                                          ------------
Total comprehensive income                                                                                     12,259
Stock split                     153,440
Issuance of common stock         12,500       26,031       25,124                                              51,155
Purchase of common stock by
 an equity method investee                                                                          (342)        (342)
                             -----------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2005      204,300      142,805      225,647     (268,255)        62,123       (715)    (161,605)
                             -----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
(Note)

1) The translations of Japanese Yen amounts into U.S. dollar amounts with respect to the nine months ended December 31, 2005 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 117.88=$1, the appropriate rate of exchange on December 31, 2005.

Consolidated statements of shareholders' equity for the nine months ended December 31, 2004
----------------------------------------------------------------------------------------------------------------------
                              Shares of
                               Common
                                Stock
                             Outstanding                                          Accumulated
                             (Including                Additional                    Other
                              Treasury      Common      Paid-in    Accumulated   Comprehensive  Treasury
                                Stock)       Stock      Capital       Deficit       Income        Stock      Total
----------------------------------------------------------------------------------------------------------------------
                                Shares                           Thousand of Yen
----------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 1, 2004           38,360   13,765,372   23,637,628  (37,340,321)     6,195,449    (44,000)   6,214,128
Net income                                                             650,648                                650,648
Other comprehensive income,
 net of tax                                                                         3,497,361               3,497,361
                                                                                                          ------------
Total comprehensive income                                                                                  4,148,009
                             -----------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004       38,360   13,765,372   23,637,628  (36,689,673)     9,692,810    (44,000)  10,362,137
----------------------------------------------------------------------------------------------------------------------

Consolidated statements of shareholders' equity for the year ended March 31, 2005
----------------------------------------------------------------------------------------------------------------------
                              Shares of
                               Common
                                Stock
                             Outstanding                                          Accumulated
                             (Including                Additional                    Other
                              Treasury      Common      Paid-in    Accumulated   Comprehensive  Treasury
                                Stock)       Stock      Capital       Deficit       Income        Stock      Total
----------------------------------------------------------------------------------------------------------------------
                               Shares                            Thousand of Yen
----------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 1, 2004           38,360   13,765,372   23,637,628  (37,340,321)     6,195,449    (44,000)   6,214,128
Net income                                                           2,906,269                              2,906,269
Other comprehensive income,
 net of tax                                                                         2,494,676               2,494,676
                                                                                                          ------------
Total comprehensive income                                                                                  5,400,945
                             -----------------------------------------------------------------------------------------
BALANCE, MARCH 31, 2005          38,360   13,765,372   23,637,628  (34,434,052)     8,690,125    (44,000)  11,615,073
----------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements for the nine months ended December 31, 2005.

(4) Quarterly Condensed Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------------------------------------------
                                                                                            Nine Months     Year
                                                                                                Ended       Ended
                                                                        Nine Months Ended    December 31,  March 31,
                                                                        December 31, 2005       2004         2005
--------------------------------------------------------------------------------------------------------------------
                                                                      Thousands
                                                                       of U.S.    Thousands   Thousands   Thousands
                                                                Note   Dollars      of Yen      of Yen      of Yen
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income                                                            23,856    2,812,165    650,648    2,906,269
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                       26,160    3,083,743  3,132,149    4,193,093
    Provision for doubtful accounts and advances                          (197)     (23,192)   (11,423)      24,781
    Gains on other investments--net                                    (15,991)  (1,885,009)  (596,721)  (2,439,330)
    Foreign exchange gains                                                (118)     (13,904)    (6,825)     (15,466)
    Loss on retirement of convertible notes                                 --           --      5,195        5,195
    Equity in net income (loss) of equity method investees                (450)     (53,096)    (3,758)      33,208
    Minority interests in earnings of subsidiaries                       2,060      242,799     46,693      109,161
    Deferred income tax expense (benefit)                                  161       18,924        633      (11,023)
    Others                                                                 389       45,900    139,140      366,935
  Changes in operating assets and liabilities:
    Decrease in accounts receivable                                      6,762      797,068  2,813,766    1,607,692
    Decrease (increase) in inventories                                  (4,806)    (566,561)    64,963      286,751
    Decrease in accounts payable                                        (6,921)    (815,811)(3,513,394)  (2,307,729)
  Others                                                                 2,586      304,884    (23,621)     478,960
--------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                          33,491    3,947,910  2,697,445    5,238,497
--------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
  Purchases of property and equipment                                   (6,080)    (716,701)  (480,591)    (577,133)
  Purchase of short-term and other investments                          (4,932)    (581,336)   (10,227)     (12,566)
  Purchase of subsidiary stock from minority shareholders               (1,630)    (192,142)        --      (61,680)
  Proceeds from sales and redemption of short-term and other
   investments                                                          19,101    2,251,661    967,367    2,976,017
  Acquisition of a newly controlled company, net of cash
   acquired--net                                                         1,947      229,457         --           --
  Refund (payment) of guarantee deposits --net                            (372)     (43,811)    26,497       23,167
  Acquisition of business                                                   --           --   (371,011)    (375,123)
  Other                                                                    201       23,640     (4,976)       1,321
--------------------------------------------------------------------------------------------------------------------
     Net cash provided by investing activities                           8,235      970,768    127,059    1,974,003
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                            Nine Months     Year
                                                                                                Ended       Ended
                                                                        Nine Months Ended    December 31,  March 31,
                                                                        December 31, 2005       2004         2005
--------------------------------------------------------------------------------------------------------------------
                                                                      Thousands
                                                                       of U.S.    Thousands   Thousands   Thousands
                                                                Note   Dollars      of Yen      of Yen      of Yen
--------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
  Proceeds from issuance of long-term borrowings                         8,483    1,000,000  2,250,000    2,250,000
  Repayments of long-term borrowings                                   (15,920)  (1,876,679)(1,531,832)  (1,840,246)
  Proceeds from securities loan agreement                               33,063    3,897,440  1,539,600    2,546,320
  Repayments of securities loan agreement                              (38,157)  (4,498,000)  (816,800)    (816,800)
  Principal payments under capital leases                              (19,622)  (2,312,961)(2,114,447)  (2,867,625)
  Net increase (decrease) in short-term borrowings                       3,780      445,583 (1,738,250)  (1,839,460)
  Repurchase of convertible notes                                           --           --   (745,488)    (745,488)
  Redemption of convertible notes                                           --           --         --  (11,088,000)
  Proceeds from issuance of subsidiary stock to minority
   shareholders                                                             --           --    188,632      188,632
  Proceeds from issuance of common stock, net of issuance cost          51,154    6,030,064         --          --
--------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) financing activities                22,781    2,685,447 (2,968,585) (14,212,667)
--------------------------------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                    254       29,890     18,632        2,405

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    64,761    7,634,015   (125,449)  (6,997,762)
CASH AND CASH EQUIVALENTS, BEGINNING OF EACH PERIOD                     44,846    5,286,477 12,284,239   12,284,239
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF EACH PERIOD                          109,607   12,920,492 12,158,790    5,286,477
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
ADDITIONAL CASH FLOW INFORMATION:
  Interest paid                                                          2,582      304,367    441,685      613,817
  Income taxes paid                                                      1,027      121,038     28,837       29,227

NONCASH INVESTING AND FINANCING ACTIVITIES:
  Acquisition of assets by entering into capital leases                 19,584    2,308,588  4,181,874    4,433,906
  Exchange of common stock investment due to merger:
   Market value of common shares acquired                                   --           --     37,950       37,950
    Cost of investment                                                      --           --      2,500        2,500
  Acquisition of business:
    Capital lease assets                                                 7,155      843,485         --    1,202,007
    Cash paid                                                           (6,223)    (733,589)        --     (375,123)
    Liabilities assumed                                                    932      109,896         --      826,884
--------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements for the nine months ended December 31, 2005.

(Note)

1) The translations of Japanese Yen amounts into U.S. dollar amounts with respect to the nine months ended December 31, 2005 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 117.88=$1, the appropriate rate of exchange on December 31, 2005.

[This is an English Translation of the Original Version in Japanese]
--------------------------------------------------------------------
Standard for Preparation of Consolidated Financial Statements for
-----------------------------------------------------------------
the nine months ended December 31, 2005
---------------------------------------

1. The Terminology, Form, and Preparation Methods for the Consolidated Financial Statements for the nine months ended December 31, 2005

          The financial statements for the nine months ended December 31, 2005 have been prepared under the accounting principles, procedures and ways of presentations requested for the issuance of American Depository Receipts ("ADRs") and others (generally accepted accounting principles in the United States of America ("U.S. GAAP"), including Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") Opinions, Statement of Financial Accounting Standards ("SFAS") and related interpretation guidelines) in accordance with the provisions of article 81 "provisions for the terminology, form, and preparation methods for interim consolidated financial statements" (Ministry of Finance, ordinance No. 24, 1999).

          IIJ registered issuance of ADRs under the United States Securities and Exchange Commission ("the United States SEC") and list IIJ's ADRs on NASDAQ market ("NASDAQ National Market") in August 1999. Accordingly, IIJ regularly files its annual report on Form 20-F in English with the United States SEC, including consolidated financial statements in English prepared under U.S. GAAP, in accordance with Rule 13 of the U.S. Securities Exchange Act of 1934, as amended.

2. Main Differences in Preparation of Financial Statements in Accordance with Japan's Provisions and Principles for Interim Consolidated Financial Statements

          The main differences between the consolidated financial statements for the nine months ended December 31, 2005 prepared under U.S. GAAP and the consolidated financial statements for the nine months ended December 31, 2005 prepared in accordance with the Japan's provisions and principles for interim consolidated financial statements and the impact of the financially material items on income from operations before income tax expense, minority interests and equity in net income (loss) of equity method investees ("income before income tax expense") (the impact by an amendment to the financial statements prepared under U.S. GAAP) are as follows:

(1) Differences in the Composition of the Quarterly Consolidated Financial Statements

          The quarterly consolidated financial statements under U.S. GAAP are composed of quarterly consolidated balance sheets, quarterly consolidated statements of income, quarterly consolidated statements of shareholders' equity and quarterly consolidated statements of cash flows and notes to the financial statements.

(2) Differences in the Presentation of the Quarterly Consolidated Financial Statements

          Equity in net income (loss) of equity method investees is shown as an independent item in the quarterly consolidated financial statements after income before income tax expense.

(3)  Differences in Accounting Standards

     a.   Income tax expense

          Income tax expenses are accounted for in accordance with SFAS No. 109. Changes in the deferred income tax asset valuation allowance that relate to the tax effect of unrealized gains and losses on available-for-sale securities have been recorded as a separate component of other comprehensive income.

     b.   Lease transactions

          The Company accounts for significant lease transaction agreements that fulfill the requirements for capitalized leases as stipulated by SFAS No. 13, in accordance with SFAS. As a result, finance lease transactions, other than those that recognize transfer of ownership to the lessee, are treated as purchased. In the nine months ended December 31, 2005, this accounting treatment of lease transactions resulted in a JPY 14,738 thousand reduction in income before income tax expense.

     c.   Cost of issuance of common stock

          The cost of issuing of common stock is accounted for as an expense related to capital transactions and is deducted from additional paid-in capital. In the nine months ended December 31, 2005, this accounting treatment resulted in a JPY 55,158 thousand increase in income before income tax expense.

     d.   Retirement benefit accounting

          Unfunded retirement benefits and noncontributory defined benefit pension plans are accounted for in accordance with SFAS No. 87. In the nine months ended December 31, 2005, this accounting treatment resulted in a JPY 2,098 thousand increase in income before income tax expense.

     e.   Comprehensive income

          Comprehensive income is accounted for in accordance with SFAS No. 130, "reporting comprehensive income." SFAS requires additional disclosure of information in consolidated financial statements. In the nine months ended December 31, 2005, this accounting treatment did not result in any change in income before income tax expense.

(4) Difference in the Way Diluted Net Income per Common Share is accounted for in the Quarterly Consolidated Financial Statements

          Diluted net income per common share is accounted for in accordance with SFAS No. 128. In accordance with SFAS, the test of potential common shares that have dilutive effects should be conducted over three months. In the accounting principles in Japan regarding calculation of net income, the test should consider the nine month period as one period. As a result, there might be a difference in the result of the test depending on the average of the share price during the period.

          In the nine months ended December 31, 2005, there is a difference mentioned above. Under the accounting principles in Japan regarding calculation of net income, diluted net income per common share for the nine months ended December 31, 2005 is JPY 14,565.

Notes to Quarterly Consolidated Financial Statements
----------------------------------------------------

1.   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Internet Initiative Japan Inc. ("IIJ"), a Japanese corporation, was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan and is 29.7 percent owned by Nippon Telegraph and Telephone Corporation ("NTT") and its subsidiary, NTT Communications Corporation as of December 31, 2005. IIJ and consolidated subsidiaries (collectively, the "Company") provide Internet access services throughout Japan and into the United States of America and into the rest of Asia. The Company provides Internet-related systems integration, such as systems consultation, design, development, construction and operations and maintenance. The Company also provides systems integrations or sell equipment to supply equipment to construct systems, and provide other miscellaneous Internet access-related services.

     The Company manages its business and measures results based on a single Internet-related services industry segment. Substantially all revenues are from customers operating in Japan.

     The accompanying quarterly consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Although the Company recorded operating income in the nine months ended December 31, 2005, the nine months ended December 31, 2004 and the year ended March 31, 2005, the Company has incurred operating losses and net losses in each of the past six fiscal years ended March 31, 2004, with the exception of operating income for the year ended March 31, 2002.

     At December 31, 2005, the Company had indebtedness of JPY 16,814,052 thousand. For the nine months ended December 31, 2005, the Company recorded operating income of JPY 1,444,680 thousand and net income of JPY 2,812,165 thousand. Although the Company had negative working capital of JPY 4,637,376 thousand as of March 31, 2005, the Company turned it to positive due to increasing operating income, liquidating some of available-for-sale securities and proceeds of JPY 6,030,064 thousand (net of issuance cost) that were derived from the issuance of common stock when IIJ listed on the Mothers market of the Tokyo Stock Exchange ("TSE") in December 2005.

Certain Significant Risks and Uncertainties

     The Company has available-for-sale securities of JPY 7,528,406 thousand at December 31, 2005, and believes that the fluctuations in stock price of available-for-sale securities could have a material adverse effect on the Company's future financial position, results of operations or cash flows.

     The Company relies on telecommunications carriers for significant portion of network backbone, and Nippon Telegraph and Telephone East Corporation ("NTT East"), Nippon Telegraph and Telephone West Corporation ("NTT West"), electric power companies and their affiliates for local connections to customers. The Company believes that its use of multiple carriers and suppliers significantly mitigates concentrations of credit risk. However, any disruption of telecommunication services could have an adverse effect on operating results.

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments, accounts receivable and guarantee deposits. The Company believes that the risks associated with accounts receivable is mitigated by the large number of customers comprising its customer base.

Summary of Significant Accounting Policies

Basis of Presentation

     IIJ maintains its record in accordance with generally accepted accounting principles in Japan. Certain adjustment and reclassifications have been incorporated in the accompanying consolidated financial statements to conform to U.S. GAAP. These adjustments were not recorded in the statutory accounts.

Consolidation

     The quarterly consolidated financial statements include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. ("Net Care"), IIJ Technology Inc. ("IIJ Technology"), IIJ Media Communications Inc. ("MC") (merged into IIJ on October 1, 2005), IIJ Financial Systems Inc. ("IIJ FS"), Asia Internet Holding Co., Ltd., ("AIH") (merged into IIJ on October 1, 2005) and IIJ America, Inc. ("IIJ America"), which have third quarters ending December 31, except for IIJ America. IIJ America's third quarter end is September 30 and such date was used for purposes of preparing the quarterly consolidated financial statements as it is not practicable for the subsidiary to report its financial results as of December 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying quarterly consolidated financial statements. Significant intercompany transactions and balances have been eliminated in consolidation. Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method. For other than a temporary decline in the value of investments in equity method investees below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.

     A subsidiary or equity method investee may issue its shares to third parties at amounts per share in excess of or less than the Company's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership are recorded in income for the year in which such shares are issued.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of impairment loss on advances to equity method investees, valuation allowances for deferred tax assets, allowance for doubtful accounts, and estimated lives of fixed assets. Actual results could differ from those estimates.

Revenue Recognition

     Revenues from customer connectivity services consist principally of dedicated Internet access services and dial-up Internet access services. Dedicated Internet access services represent full-line IP services and standard-level IP services (T1 Standard and IIJ FiberAccess/F Service). Dial-up Internet access services are provided to both enterprises and individuals (IIJ4U). The term of these contracts is one year for dedicated Internet access services and generally one month for dial-up Internet access services. All these services are billed and recognized monthly on a straight-line basis.

     Value-added service revenues consist principally of sales of various Internet access-related services such as firewall services. Value-added services also include monthly fees from data center services such as housing, monitoring, and security services. Other revenues under connectivity and value-added services consist principally of call-center customer support and Wide-area Ethernet services to construct networks that connect multiple operational sites for customers. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.

     Initial set up fees received in connection with connectivity services and value-added services are deferred and recognized over the contract period.

     Systems integration revenues consist principally of the consultation of Internet network systems, design, development or construction and related maintenance, monitoring and other operating services. The period for the development of the systems or designs is less than one year and revenues are recognized when network systems and equipment are delivered and accepted by the customer under the completed contract method. The development of the Internet network systems or design includes multiple element arrangements such as consultation, planning, systems design, and construction services, and equipment and software purchased from third parties. When the equipment or system is delivered prior to other elements of the arrangement, revenue is deferred until other service elements are completed and accepted by the customer. Maintenance, monitoring, and operating service revenues are recognized ratably over the separate contract period, which is generally for one year.

     Systems integration service is subject to the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" which was adopted as of April 1, 2004.

     Equipment sales represent revenues earned in which the Company acts as principal in the transaction, takes title to the equipment and has risks and rewards of ownership while in inventory and are reported gross as the indicators outlined in the provisions of the EITF Issue No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" are met.

Cash and Cash Equivalents

     Cash and cash equivalents include time deposits and readily marketable securities with original maturities of three months or less.

Allowance for Doubtful Accounts

     An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Other Investments

     In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all marketable equity securities are classified as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss). The cost of securities sold is determined based on average cost.

     The Company reviews the fair value of available-for-sale investments on a regular basis to determine if the fair value of any individual investment has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other than temporary declines in value are determined taking into consideration the extent of decline in fair value, the length of time that the decline in fair value below cost has existed and events that might accelerate the recognition of impairment. The resulting realized loss is included in the consolidated statements of operations in the period in which the decline was deemed to be other than temporary.

     Non-marketable equity securities are carried at cost as fair value is not readily determinable. If the value of a security is estimated to have declined and such decline is judged to be other than temporary, the security is written down to the fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and change in the regulatory, economic or technological environment of the investees. Fair value is determined as the Company's interest in the net assets of investees.

Inventories

     Inventories consist mainly of network equipment purchased for resale and work-in-process for development of Internet network systems. Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market. Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market. Inventories are reviewed periodically and items considered to be slow-moving or obsolete are written down to their estimated net realizable value.

Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including purchased software and capitalized leases, are computed principally using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter.

     The useful lives for depreciation and amortization by major asset classes are as follows:
--------------------------------------------------------------------------------
                                                           Range of useful lives
--------------------------------------------------------------------------------
  Data communications, office and other equipment               2 to 15 years
  Leasehold improvements                                        3 to 15 years
  Purchased software                                                  5 years
  Capitalized leases                                             4 to 7 years
--------------------------------------------------------------------------------

Impairment of Long-Lived Assets

     Long-lived assets consist principally of property and equipment, including those items leased under capital leases. Under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"), the Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There was no impairment loss for long-lived assets for the nine months ended December 31, 2005.

Goodwill and Intangible Assets

     Under SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142"), goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is required to be performed at adoption and annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company selected March 31 as its annual impairment testing date.

Income Taxes

     The provision for income taxes is based on earnings before income taxes and includes the effects of temporary differences between assets and liabilities recognized for financial reporting purposes and income tax purposes and operating loss carryforwards. Valuation allowances are provided against assets that are not likely to be realized.

Foreign Currency Transactions

     Foreign currency assets and liabilities, which consist substantially of cash and accounts payable for connectivity leases to international carriers denominated in U.S. dollars, are stated at the amount as computed by using quarter-end exchange rates and the resulting transaction gain or loss is recognized in earnings.

Derivative Financial Instruments

   All derivatives are recorded at fair value as either asset or liabilities in the balance sheet in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 and No. 149 (collectively, "SFAS No. 133"). In accordance with SFAS No. 133, the Company designated interest swap contracts as a hedge of the variability of cash flows to be paid related to interest on floating rate borrowings (cash flow hedge) and an effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the underlying transaction affects earnings. An ineffective portion of the gain or loss is reported in earnings immediately. The Company enters into contracts to hedge interest rate risks and does not enter into contracts or utilize derivatives for trading purposes.

Stock-based Compensation

     The Company accounts for stock-based compensation using the intrinsic value method prescribed in APB No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, the Companies recognize compensation expense in an amount equal to the excess of the quoted market price over the exercise price of the option at the grant date. For options with a vesting period, the compensation expense is charged to operations ratably over the vesting period. The Company has not recognized any stock-based compensation expense for the nine months ended December 31, 2005.

Research and Development and Advertising

     Research and development and advertising costs are expensed as incurred.

Stock Sprit

     IIJ's board of directors approved a stock split (1 to 5) of IIJ's shares of common stock on August 4, 2005. The 1 to 5 stock split was made for shareholders of record listed in the register of shareholders as of the end of business on August 31, 2005. The stock split was effective on October 11, 2005. Information on the number of shares of common stock and net income per share are shown in consideration of the stock price in the financial statements excluding the statements of shareholders' equity and notes to the financial statements.

Basic and Diluted Net Income per Share

     Basic net income per share are computed using the weighted-average number of shares of common stock outstanding during the quarter. IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The basic and diluted net income per share are calculated with the assumption that the stock split had been made at the beginning of the year ended March 31, 2005. All potential common shares are shares issuable upon exercise of stock options or conversion of convertible notes. Diluted net income per share are computed in consideration of a dilutive effect of the potential common shares. (See note 8 - Net income per share)

Other Comprehensive Income (Loss)

     Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities and gains or losses on cash flow hedging derivative instruments.

Segment Reporting

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engages in business activities from which it may earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance.

     The Company provides a comprehensive range of network solutions to meet its customers' needs by cross-selling a variety of services, including Internet connectivity services, value-added services, systems integration and sales of network-related equipment. The Company's chief operating decision maker, who is IIJ's President and Representative Director, regularly reviews the revenue and cost of sales on a consolidated basis and makes decisions regarding how to allocate resources and assess performance based on a single operating unit.

New Accounting Standards

     In December 2004, the FASB issued revised SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R") which replaces the existing SFAS No. 123 and supersedes APB No. 25. SFAS No. 123R requires compensation expense for stock options and other share-based payment to be measured and recorded based on the instruments' fair value. SFAS No. 123R is effective for the fiscal period beginning after June 15, 2005. The Company will adopt SFAS No. 123R on April 1, 2006 by using modified prospective application, which requires recognizing expenses for options granted prior to the adoption date equal to the fair value of unvested amounts over the remaining vesting period. The portion of these options' fair value attributable to vested awards prior to the adoption of SFAS No. 123R is never recognized. As all existing granted stock-based awards of the Company have vested, the adoption of SFAS No. 123R will not have any impact on the Company's consolidated financial position or results of operations.

     In November 2004, the FASB issued SFAS No. 151, "Inventory Costs-an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151") which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and also requires that the allocation of fixed production overhead be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on the Company's consolidated financial position or results of operations.

     The Company adapts SFAS No. 153, "Exchanges of Nonmonetary Assets-amendment of APB Opinion No. 29" from the nine months ended December 31, 2005. The statement addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS No. 153 will not have a material impact on the Company's consolidated financial position or results of operations.

     In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). The FASB previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion be accounted for as a change in accounting estimate that is effected by a change in accounting principle. The FASB previously required that such a change be reported as a change in accounting principle. SFAS No. 154 is effective for accounting changes and error corrections incurred during fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 will not have a material impact on the Company's consolidated financial position or results of operations.

     In November 2005, the FASB issued FASB STAFF POSITION ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other - Than - Temporary Impairment and Its Application to Certain Investments" based on the EITF Issue No. 03-1, "The Meaning of Other - Than - Temporary Impairment and Its Application to Certain Investments" ("FAS 115-1 and FAS 124-1"). This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 are effective from accounting periods beginning after December 15, 2005. The adoption of FSP FAS 115-1 and FAS 124-1 will not have a material impact on the Company's consolidated financial position or results of operations.

2. OTHER INVESTMENTS
--------------------

     Pursuant to SFAS No. 115, all of the Company's marketable equity securities, principally marketable shares of common stock of Japanese companies, were classified as available-for-sale securities. Information regarding the securities classified as available-for-sale at December 31, 2005, December 31, 2004 and March 31, 2005, is as follows:

                                               (Unit: Thousands of Yen)
------------------------------------------------------------------------
                                      As of December 31, 2005
                        ------------------------------------------------
                                   Unrealized    Unrealized     Fair
                          Cost        gains        losses       value
------------------------------------------------------------------------
Available-for-sale--
 Equity securities       203,177    7,325,344          115    7,528,406
------------------------------------------------------------------------
-----------------------------------------------------------------------
                                      As of December 31, 2004
                        ------------------------------------------------
                                   Unrealized    Unrealized     Fair
                          Cost        gains        losses       value
------------------------------------------------------------------------
Available-for-sale--
 Equity securities       296,199    9,710,560           78   10,006,681
------------------------------------------------------------------------
------------------------------------------------------------------------
                                      As of March 31, 2005
                        ------------------------------------------------
                                   Unrealized    Unrealized     Fair
                          Cost        gains        losses       value
------------------------------------------------------------------------
Available-for-sale--
 Equity securities       215,258    8,738,792        5,882    8,948,168
------------------------------------------------------------------------
     The following table provides the fair value and gross unrealized losses of the Company's investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005, December 31, 2004 and March 31, 2005:

                                                     (Unit: Thousands of Yen)
-----------------------------------------------------------------------------
                                        As of December 31, 2005
                    ---------------------------------------------------------
                    Less than 12 months   12 months more       Total
                    ---------------------------------------------------------
                     Fair   Unrealized  Fair   Unrealized  Fair   Unrealized
                     value    losses    value    losses    value    losses
-----------------------------------------------------------------------------
Marketable equity
 securities          1,266         115     --          --  1,266         115
----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                 As of December 31, 2004
                    ---------------------------------------------------------
                    Less than 12 months   12 months more       Total
                    ---------------------------------------------------------
                     Fair   Unrealized  Fair   Unrealized  Fair   Unrealized
                     value    losses    value    losses    value    losses
-----------------------------------------------------------------------------
Marketable equity
 securities          1,303          78     --          --  1,303          78
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                   As of March 31, 2005
                    ---------------------------------------------------------
                    Less than 12 months   12 months more       Total
                    ---------------------------------------------------------
                     Fair   Unrealized  Fair   Unrealized  Fair   Unrealized
                     value    losses    value    losses    value    losses
-----------------------------------------------------------------------------
Marketable equity
 securities         68,742       5,882     --          -- 68,742       5,882
-----------------------------------------------------------------------------
     The Company regularly reviews all of the Company's investments to determine if any are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security's market price.
     Proceeds from the sale of available-for-sale securities were JPY 1,926,603 thousand, JPY 643,771 thousand and JPY 2,614,768 thousand for the nine months ended December 31, 2005, the nine months ended December 31, 2004 and the year ended March 31, 2005, respectively. Gross realized gain of JPY 1,914,521 thousand, JPY 587,449 thousand and JPY 2,477,607 thousand were included in other income (expense) for the nine months ended December 31, 2005, the nine months ended December 31, 2004 and the year ended March 31, 2005, respectively.
     The aggregate cost of the Company's cost method investments totaled JPY 1,220,609 thousand, JPY 1,065,372 thousand and JPY 982,613 thousand at December 31, 2005, December 31, 2004 and March 31, 2005, respectively.

     Losses on write-down of investments in certain marketable and nonmarketable equity securities, included in other income (expense), were recognized to reflect the decline in value considered to be other than temporary, totaled JPY 34,051 thousand and JPY 70,627 thousand, respectively, for the nine months ended December 31, 2004 and JPY 34,151 thousand and JPY 118,076 thousand, respectively, for the year ended March 31, 2005. Losses on write-down of investments in certain nonmarketable securities, included in other income (expense) were JPY 29,512 thousand in the nine months ended December 31, 2005. Gain on exchange of securities of JPY 35,450 thousand, included in other income (expense), in the nine months ended December 31, 2004 and the year ended March 31, 2005, represented a non-monetary gain upon the exchange of marketable common shares in a merger transaction.

3. INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEEES
   -------------------------------------------------------

     IIJ utilizes various companies in Japan and neighboring countries to form and operate its Internet business. Businesses operated by its equity method investees include connectivity services in Asian countries (AIH through September, 2005), multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., "Multifeed"), Web page design services (atom Co., Ltd.), and data center services in Asian countries ( i-Heart Inc., "i-Heart" and Ayalaport Makati Inc., "Ayalaport" through June, 2004). AIH became IIJ's consolidated subsidiary at the end of September 2005 and was merged into IIJ on October 1, 2005.

     The Company had no guarantees or commitments to equity method investees as of each of December 31, 2005, December 31, 2004 and March 31, 2005.

     The aggregate amounts of balances and transactions of the Company with these equity method investees as of December 31, 2005 and December 31, 2004 and March 31, 2005 and for each of the nine months ended December 31, 2005, the nine months ended December 31, 2004 and the year ended March 31, 2005 were summarized as follows:

                                                        (Unit: Thousands of Yen)
--------------------------------------------------------------------------------
                              As of               As of              As of
                       December 31, 2005   December 31, 2004   March 31, 2005
--------------------------------------------------------------------------------
Accounts receivable               29,382            144,240            118,130
Accounts payable                     527             95,485             96,727
--------------------------------------------------------------------------------
                       From April 1, 2005 From April 1, 2004 From April 1, 2004
                         to December 31,    to December 31,      to March 31,
                               2005              2004                2005
--------------------------------------------------------------------------------
Revenues                         685,180            931,160          1,245,361
Cost and expenses                603,938            858,212          1,145,834
--------------------------------------------------------------------------------
     During each of the three months ended December 31, 2005 and December 31, 2004 and the year ended March 31, 2005, the Company did not receive any dividends from its equity method investees.

     The Company's investments in and advances to these equity method investees and respective ownership percentage at December 31, 2005, December 31, 2004 and March 31, 2005 consisted of the following:
--------------------------------------------------------------------------------
                    As of December 31,   As of December 31,    As of March 31,
                           2005                  2004               2005
                   -------------------------------------------------------------
                    Ownership Thousands Ownership Thousands Ownership Thousands
                       (%)     of Yen      (%)     of Yen      (%)     of Yen
--------------------------------------------------------------------------------
AIH                        --        --     26.69   331,180     26.69   275,386
Multifeed               29.44   328,418     28.56   239,446     28.58   242,719
atom                    40.00   103,762     40.00   145,344     40.00   155,837
Other                            41,774              43,615              39,665
--------------------------------------------------------------------------------
Total                           473,954             759,585             713,607
--------------------------------------------------------------------------------
     Advances of JPY 19,868 thousand, JPY 27,346 thousand and JPY 19,868 thousand to an equity method investees, net of loan loss valuation allowance was included in the balances, as of December 31, 2005, December 31, 2004 and March 31, 2005, respectively.

4. LEASES
---------

     The Company enters into, in the normal course of business, various leases for domestic and international backbone services, office premises, network operation centers and data communications and other equipment. Certain leases that meet one or more of the criteria set forth in the provision of SFAS No. 13, "Accounting for leases" have been classified as capital leases and the others have been classified as operating leases.

Operating Leases

     The Company has operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including local access lines that customers use to connect to IIJ's network. The leases for domestic backbone connectivity as of December 31, 2005 are generally either non-cancelable for a minimum one-year lease period or cancelable during a lease period of three years, with a significant penalty for cancellation (35%). The leases for international backbone connectivity as of December 31, 2005 are entered into with carriers for a lease period of one year and are substantially non-cancelable. The Company also leases its office premises, for which refundable lease deposits are capitalized as guarantee deposits, and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2007 and also leases its network operation centers under non-cancelable operating leases.

     Refundable guarantee deposits as of December 31, 2005, December 31, 2004 and March 31, 2005 consist of as follows:

                                                     (Unit: Thousands of Yen)
-----------------------------------------------------------------------------
                               As of              As of              As of
                            December 31,       December 31,        March 31,
                                2005              2004               2005
-----------------------------------------------------------------------------
  Head Office                1,744,949          1,705,036          1,705,036
  Sales and subsidiaries       305,793            299,696            296,971
   offices
  Other                         47,266             45,573             48,658
-----------------------------------------------------------------------------
  Total refundable           2,098,008          2,050,305          2,050,665
   guarantee deposits
-----------------------------------------------------------------------------

     Lease expenses related to backbone lines for the nine months ended December 31, 2005, the nine months ended December 31, 2004 and the year ended March 31, 2005 amounted to JPY 2,593,774 thousand, JPY 2,719,842 thousand and JPY 3,550,885 thousand, respectively. Lease expenses for local access lines for the nine months ended December 31, 2005, the nine months ended December 31, 2004 and the year ended March 31, 2005, which are only attributable to dedicated access revenues, amounted to JPY 3,406,418 thousand, JPY 2,891,741 thousand and JPY 4,040,192 thousand, respectively. Other lease expenses for the three months ended December 31, 2005, the nine months ended December 31, 2004 and the year ended March 31, 2005 amounted to JPY 2,629,940 thousand, JPY 2,439,885 thousand and JPY 3,303,717 thousand, respectively.

     The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling JPY 338,791 thousand, JPY 314,432 thousand and JPY 406,451 thousand for the nine months ended December 31, 2005, the nine months ended December 31, 2004 and the year ended March 31, 2005, respectively.

Capital Leases

     The Company conducts its connectivity and other Internet-related services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to JPY 13,673,548 thousand and JPY 6,746,831 thousand at December 31, 2005, JPY 12,707,450 thousand and JPY 5,633,547 thousand at December 31, 2004 and JPY 13,251,657 thousand and JPY 6,336,386 thousand at March 31, 2005, respectively.

     As of December 31, 2005, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which the Company charges outright to customers), and capital leases were as follows:

                                             (Unit: Thousands of Yen)
---------------------------------------------------------------------
                                       As of December 31, 2005
                                -------------------------------------
                                 Connectivity
                                    lines         Other
                                  operating     operating   Capital
                                    leases       leases     leases
---------------------------------------------------------------------
Through December 31, 2006             101,344    747,444   2,825,959
January 1, 2007 and thereafter             --    512,290   4,299,577
---------------------------------------------------------------------

5. BORROWINGS AND CONVERTIBLE NOTES
-----------------------------------

     Short-term borrowings at December 31, 2005, December 31, 2004 and March 31, 2005 consist of bank overdrafts. Short-term borrowings bear fixed-rate interest and their weighted average rates at December 31, 2005, December 31, 2004 and March 31, 2005 were 1.375 percent.

     Long term borrowings as of December 31, 2005, December 31, 2004 and March 31, 2005 consisted of the following:

                                                        (Unit: Thousands of Yen)
--------------------------------------------------------------------------------
                                           As of          As of         As of
                                        December 31,   December 31,   March 31,
                                            2005           2004         2005
--------------------------------------------------------------------------------
 Unsecured long-term loans payable to
  banks, maturing at various dates
  through 2007. Weighted average
  interest rates were 3.245%, 3.175 %
  and 3.255 % at December 31, 2005,
  December 31, 2004 and March 31,
  2005, respectively.                       145,000        229,000      208,000

 Secured long-term loans payable to
  banks, maturing at various dates
  through 2006. Weighted average
  interest rates were 1.768%, 1.773 %
  and 1.789 % at December 31, 2005,
  December 31, 2004 and March 31,
  2005, respectively.                     1,650,000      2,600,000    2,350,000

 Secured long-term loans payable to
  banks, maturing at various dates
  through 2007. Interest is payable
  at a variable rate based on TIBOR.
  All of interest is converted to a
  fixed interest rate through
  interest rate swap contracts.
  Weighted average fixed interest
  rates were 1.121%, 1.134 % and
  1.137 % at December 31, 2005,
  December 31, 2004 and March 31,
  2005, respectively.                     1,400,000      1,400,000    1,400,000

 Long-term installments loans payable
  at various dates through 2007.
  Weighted average interest rates
  were 2.55%, 2.55 % and 2.55 % at
  December 31, 2005, December 31,
  2004 and March 31, 2005,
  respectively.                             194,340        345,433      308,019
--------------------------------------------------------------------------------
 Total                                    3,389,340      4,574,433    4,266,019
--------------------------------------------------------------------------------
 Less current portion                    (2,388,977)    (2,185,094)  (2,736,056)
--------------------------------------------------------------------------------
 Long-term borrowings -- less
  current portion                         1,000,363      2,389,339    1,529,963
--------------------------------------------------------------------------------
     The Company entered into interest rate swap contracts to manage its interest rate exposure resulting in a fixed interest rate for a portion of its long-term debt. The effective weighted average interest rates for JPY 1,4000,000 thousand, JPY 1,400,000 thousand and JPY 1,400,000 thousand of the long-term loan outstanding at December 31, 2005, December 31, 2004 and March 31, 2005 after giving effect to such swap agreements were 1.761 percent, 1.926 percent and 1.926 percent per annum, respectively.

     On March 14, 2003, the Company entered into a long-term installment loan agreement with a leasing company to finance the payment for rental deposits given to other lessor for its new head office. The principal of the loan is JPY 194,340 thousand, JPY 345,433 thousand and JPY 308,019 thousand and the loan is secured by a first priority pledge against a claim for the guarantee deposits of JPY 1,705,036 thousand at December 31, 2005.

     The Company provided banks with collateral for outstanding loans by means of establishing a second priority pledge against the refundable guarantee deposits.

   The 1.750 percent unsecured yen convertible notes due March 2005 in the aggregate principal amount of JPY 15,000,000 thousand were issued in April 11, 2000. The notes were convertible at the option of the holders at JPY 19,875 thousand per share at any time on or before March 15, 2005. The notes were redeemable at the Company's option at any time before March 15, 2005, in whole or in part, at par with unpaid and accrued interest; provided that the closing trading price for the Company's shares for a certain period prior to giving notice of redemption is of at least 140 percent of the conversion price.

   In October and November 2003, IIJ repurchased a portion of the yen convertible notes, with an aggregate face value of JPY 3,168,000 thousand, for JPY 3,047,460 thousand in the open market.

   In June 2004, IIJ repurchased a portion of the convertible notes, with an aggregate face value of JPY 744,000 thousand, for JPY 745,488 thousand in the open market, resulting in realized loss of JPY 1,488 thousand. A portion of deferred issuance cost, amounting to JPY 3,707 thousand, corresponding to the repurchased convertible notes was charged to loss upon redemption. The net realized loss on retirement of these convertible notes was presented as other expense in the nine months ended December 31, 2004.

     In March 2005, IIJ redeemed the remainder of the convertible notes amounting to JPY 11,088,000 thousand.

     The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of December 31, 2005, December 31, 2004 and March 31, 2005 was JPY 2,694,784 thousand, JPY 1,789,156 thousand and JPY 1,890,367 thousand.

     The Company entered into a securities loan agreement with a certain Japanese financial institution in August 2004. The Company received JPY 1,128,960 thousand, 722,800 thousand and 1,729,520 thousand of cash in return as of December 31, 2005, December 31, 2004 and March 31, 2005, respectively. These transactions were accounted for as secured borrowings and the cash received was recorded as payables under securities loan agreement. The Company pays the interest on the payables with a variable rate of LIBOR plus 0.56 percent, or TIBOR plus 0.40 percent. The interest rate was 0.465 percent, 0.6311 percent and
0.6349 percent as of December 31, 2005, December 31, 2004 and March 31, 2005.

     The Company lent JPY 1,590,900 thousand, JPY 989,600 thousand and JPY 2,189,600 thousand of available-for-sale securities to the financial institution as of December 31, 2005, December 31, 2004 and March 31, 2005, respectively.

6. COMITMENTS AND CONTINGENT LIABILITIES
----------------------------------------

     During the year ended March 31, 2003, the Company adopted FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

     In December 2001, a class action complaint alleging violations of the federal securities laws was filed against the Company, naming IIJ, certain of its officers and directors as defendants, and underwriters of IIJ's initial public offering. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and such actions have been included in a single coordinate proceeding in the Southern District of New York. An amended complaint was filed on April 24, 2002 alleging, among other things, that the underwriters of IIJ's initial public offering violated the securities laws (i) by failing to disclose in the offering's registration statement certain alleged compensation arrangements entered into with the underwriters' clients, such as undisclosed commissions or tie-in agreements to purchase stock in the after-market, and (ii) by engaging in manipulative practices to artificially inflate the price of IIJ's stock in the after-market subsequent to the initial public offering. On July 15, 2002, the Company joined in an 'omnibus' motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. In June 2003, the Company approved a settlement with the plaintiffs in this matter. In June 2004, the Company along with the plaintiffs, the insurers, and virtually all of the other solvent issuer companies in the coordinate cases, executed an agreement of settlement, which has been submitted to the United States District Court for the Southern District of New York for preliminary approval. The settlement releases IIJ and the individual defendants for liability for the conduct alleged in the action. Under the settlement, the Company agreed to assign away, not assert, or release certain potential claims the Company may have against IIJ's underwriters. Approximately 260 defendant issuers participated in this settlement. As to financial impact on the Company, the settlement provides that the class members will be guaranteed $1 billion in recoveries by the insurers of the issuers. In addition to IIJ's portion of the proposed settlement, some of the continuing legal expenses incurred in connection with the partial settlement would be borne by IIJ's insurer based on the settlement agreement and an individual agreement between IIJ and IIJ's insurer. Consequently, the Company believes that there will be no significant financial impact on the Company as a result of this matter. This settlement requires to be finally approved by the United States District Court.

     In addition to the foregoing, the Company is a party to other suits and claims that arise in the normal course of business.

     The negative adverse outcome of such suits and claims would not have a significant impact on the financial statements.

7. DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS
---------------------------------------------

Interest Rate Swap Agreement

     The Company is exposed to changes in interest rates that are associated with long-term bank borrowings. The Company's policy on managing the interest rate risk is to hedge the exposure to variability in future cash flows of floating rate interest payments on the long-term bank borrowings. In order to reduce cash flow risk exposures on floating rate borrowings, the Company utilizes interest rate swap agreements to convert a floating rate borrowing to a fixed rate borrowing.

     The Company is also exposed to credit-related losses in the event of non-performance by counterparties to interest rate swaps, but it is not expected that any counterparties will fail to meet their obligations, because counterparties are internationally recognized financial institution.

     Changes in fair value of interest rate swaps designated as hedging instruments are reported in accumulated other comprehensive income during the nine months ended December 31, 2005, the nine months ended December 31, 2004 and the year ended March 31, 2005. These amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the hedged bank borrowings affect earnings. The term, notional amount, and repricing date of interest rate swaps exactly match those of the long-term borrowings. The swap terms are "at the market," so they have zero value at inception. Thus, there was no ineffectiveness recognized in earning for the nine months ended December 31, 2005, the nine months ended December 31, 2004 and the year ended March 31, 2005.

     In the nine months ended December 31, 2005 and the nine months ended December 31, 2004, net derivative loss of JPY 6,361 thousand and JPY 8,169 thousand were reclassified to interest expense, respectively. And for the year ended March 31, 2005, net derivative loss of JPY 13,010 thousand was reclassified to interest expense.

8. NET INCOME PER SHARE
-----------------------
     The basic net income per share and diluted net income per share in the nine months ended December 31, 2005 is as follows:
--------------------------------------------------------------------------------
                                         From April 1, 2005 to December 31, 2005
                                         ---------------------------------------
                                          Net income       Shares         Per
                                          (numerator)  (denominator)     share
--------------------------------------------------------------------------------
                                         Thousand of       Shares         Yen
                                              Yen
Basic net income per share
  Net income                                2,812,165      192,872       14,580
Dilutive effect by potential common shares
  Stock option                                    --           289
Diluted net income per share
  Net income                                2,812,165      193,161       14,559
--------------------------------------------------------------------------------
     For the nine months ended December 31, 2004 and the year ended March 31, 2005, all potential common shares, shares issuable upon conversion of convertible notes, have been excluded from the computation of diluted net income per share because the effect would be antidilutive. The number of the potential common shares excluded from the computation was 2,790 at December 31, 2004.

   For the nine months ended December 31, 2005, the nine months ended December 31, 2004 and the year ended March 31, 2005, the number of the potential common shares excluded from the computation of diluted net income per share because the exercise prices of the options were greater than the average market price of the common shares was 975, 2,725 and 2,725 at December 31, 2005, December 31, 2004 and March 31, 2005, respectively.

9. SUBSEQUENT EVENTS
--------------------

     On February 1, 2006, IIJ established a joint venture company with Konami Corporation (investment ratio: Konami Corporation 70%, IIJ 30%) called "Internet Revolution Inc." (capital: JPY 1,250 million, total amount of investment: JPY 2,500 million, amount of investment by IIJ: JPY 750 million, head office location: Minato-ku, Tokyo, main business: operating Internet portal), based on a resolution by the IIJ's board of directors on January 19, 2006. The company would become an equity method affiliate of IIJ. IIJ accepted that it would provide proceeds up to JPY 90 million to the company between November 2006 and the end of April 2006 for capital investment and working capital in the joint venture contract.

(5) Others

No applicable item.

                                                                   Exhibit 2




               IIJ Announces Revision of Target for the
                  Fiscal Year Ending March 31, 2006


    TOKYO & NEW YORK--(BUSINESS WIRE)--Feb. 10, 2006--Internet Initiative Japan Inc. ("IIJ") today announced that it revised the target for the fiscal year ending March 31, 2006 ("FY2005") that it announced on November 9, 2005, in consideration of the recent trend of its financial results.
    1. Revision of the Target for FY2005 (April 1, 2005 to March 31,
2006)

Consolidated (Under Generally Accepted Accounting Principles in the United States of America)

                                               (Unit: Millions of Yen)

                                                  Income from
                                                   Operations
                                                    before
                                                   Income Tax
                                                   Expense,
                                                   Minority
                           Revenues    Operating   Interests   Net
                                          Income   and Equity  Income
                                                    in Net
                                                    Income
                                                   (Loss) of
                                                    Equity
                                                    Method
                                                   Investees
----------------------------------------------------------------------
Target Announced on
 November 9, 2005 (A)           46,330      2,320      3,990    3,700
----------------------------------------------------------------------
Target Revised (B)              48,000      2,320      4,800    4,400
----------------------------------------------------------------------
Change (B-A)                     1,670         --        810      700
----------------------------------------------------------------------
 Change (%)                        3.6%        --       20.3%    18.9%
----------------------------------------------------------------------
(For Reference) Fiscal
 Year Ended March 31,
 2005 ("FY2004")                41,703      1,248      3,149    2,906
----------------------------------------------------------------------

Non-consolidated (Under Generally Accepted Accounting Principles in Japan)

                                              (Unit: Millions of Yen)

                              Revenues  Operating  Ordinary    Net
                                           Income    Income    Income
----------------------------------------------------------------------
Target Announced on November
 9, 2005 (A)                     37,000      1,300     1,260    3,210
----------------------------------------------------------------------
Target Revised (B)               37,000        700       600    3,400
----------------------------------------------------------------------
Change (B-A)                         --       (600)     (660)     190
----------------------------------------------------------------------
Change (%)                           --     (46.2%)   (52.4%)     5.9%
----------------------------------------------------------------------
(For reference) FY2004           33,711        638       428    2,696
----------------------------------------------------------------------

    2. Reasons for the Revision

    (1) Reason for the Revision of the Target for the Consolidated Financial Results
    As our outsourcing and systems integration ("SI") projects have steadily increased along with a trend of increasing corporate spending related to information networks reflecting steady corporate earnings and the recovery of Japan's economy, our consolidated revenues for FY2005 are expected to be higher than the target we announced in November 2005. Our income from operations before income tax expense, minority interests and equity in net income (loss) of equity method investees and our consolidated net income for FY2005 are expected to be higher than the target that we announced in November 2005, mainly due to higher gains we expect to make from sale of available-for-sale securities reflecting the recovering securities market.
    (2) Reason for the Revision of the Target for the Non-consolidated Financial Results
    Although our outsourcing and SI projects have steadily increased, the unit price per speed for our Internet connectivity services is continuing to decline. As a result, the revenues are not expected to be changed from the target that we announced in November 2005, however, our operating income and the ordinary income are expected to be lower than the target that we announced in November 2005. Our net income is expected to be higher than the target that we announced in November 2005, mainly due to higher gains we expect to make from sale of available-for-sale securities reflecting the recovering securities market.

    (Notes)

    1) For the financial results for FY2004 represented above, the amounts less than one million yen are rounded.
    2) Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement.


    CONTACT: Internet Initiative Japan Inc.
             Koichi Suzuki
             1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo
             Japan
             or
             Akihisa Watai, 03-5259-6500